As Filed With the Securities and Exchange Commission on October 20, 1999
                                                      Registration No. 333-88011

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 Amendment No. 1
                                       to

                                    Form S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             Wild Oats Markets, Inc.
             (Exact name of registrant as specified in its charter)

              Delaware                                  84-1100630
   (State or other jurisdiction of            (I.R.S. Employer Identification
   incorporation or organization)                         Number)

                               3375 Mitchell Lane
                             Boulder, Colorado 80301
                                 (303) 440-5220
               (Address, including zip code, and telephone number,
                       including area code, of registrants
                          principal executive offices)
                               -------------------
                              Michael C. Gilliland
                             Chief Executive Officer
                             WILD OATS MARKETS, INC.

                               3375 Mitchell Lane
                             Boulder, Colorado 80301
                                 (303) 440-5220
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                               -------------------
                                   Copies to:

       Francis R. Wheeler, Esq.
       Mashenka Lundberg, Esq.                     Jonathan A. Schaffzin, Esq.
       HOLME ROBERTS & OWEN LLP                      CAHILL GORDON & REINDEL
   1700 Lincoln Street, Suite 4100                       80 Pine Street
        Denver, Colorado 80203                      New York, New York 10005
            (303) 861-7000                               (212) 701-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the registration statement becomes effective.

If the only securities being registered on this form are being offered pursuant to a dividend or interest reinvestment plan, check the following box. |_|

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. |_|

                                                -------------------
                                          CALCULATION OF REGISTRATION FEE


Title of Each Class of        Amount to be      Proposed Maximum Offering   Proposed Maximum Aggregate      Amount of
Securities to be Registered   Registered            Price Per Share            Offering Price (1)      Registration Fee(1)(3)
Common Stock, $.001 par
        value                 4,127,803 (2)                 $      (1)             $160,244,847.40          $44,547.99


---------------------
(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) on the basis of the average of the high and low prices reported on the Nasdaq National Market on September 24, 1999 (which was $38.81 with respect to 4,073,153 shares) and on October 18, 1999 (which was $39.63 with respect to 54,650 shares).
(2) Includes 393,582 shares subject to the underwriters' over-allotment option.
(3)      Of this amount, $43,945.98 was paid on September 29, 1999.

                               -------------------

         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                EXPLANATORY NOTE


         This registration statement consists of two prospectuses. The first prospectus for 2,623,882 shares relates to an underwritten public offering of our common stock by us and the selling stockholders. The second prospectus for 1,110,339 shares relates to offers and sales of our common stock from time to time by selling stockholders.

                  SUBJECT TO COMPLETION, DATED OCTOBER 20, 1999
`
The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS


[LOGO]                           2,623,882 Shares

                             Wild Oats Markets, Inc.
                                  Common Stock

                                      $ per share

                               -------------------


     We are selling 1,700,000 shares of our common stock and the selling stockholders named in this prospectus are selling 923,882 shares. We will not receive any of the proceeds from the sale of common stock by the selling stockholders. The underwriters named in this prospectus may purchase up to 393,582 additional shares of common stock from one of the selling stockholders solely to cover over-allotments.


     Our common stock is traded on the Nasdaq National Market under the symbol "OATS." The last reported sale price of the common stock on the Nasdaq National Market on October 15, 1999 was $39.875 per share.

                               -------------------

Investing in our common stock involves certain risks. See "Risk Factors" beginning on page 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               -------------------

                                                  Per Share           Total

Public Offering Price...........................  $                 $
Underwriting Discount...........................  $                 $
Proceeds to Wild Oats (before expenses).........  $                 $
Proceeds to Selling Stockholders................  $                 $

     The underwriters are offering the shares subject to various conditions. The underwriters expect to deliver the shares to purchasers on or about , 1999.

                               -------------------
Salomon Smith Barney
            Merrill Lynch & Co.
                         U.S. Bancorp Piper Jaffray
                                    Hambrecht & Quist


                                                Banc of America Securities LLC

                      , 1999

[NINE PHOTOGRAPHS, INCLUDING THREE PHOTOGRAPHS OF STOREFRONTS, TWO PHOTOGRAPHS OF PRODUCE, TWO PHOTOGRAPHS OF PREPARED FOOD, ONE OF WHICH INCLUDES AN EMPLOYEE, ONE PHOTOGRAPH OF A CAFE, AND ONE PHOTOGRAPH OF A DELI COUNTER AND OTHER PREPARED FOOD DISPLAYS]

     You should rely only on the information contained in or incorporated by reference in this prospectus. Wild Oats has not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided by this prospectus is accurate as of any date other than the date on the front of this prospectus.

                               -------------------

                                TABLE OF CONTENTS

                                                                     Page


Prospectus Summary......................................................1
Risk Factors............................................................8
Use of Proceeds........................................................14
Market Price of Common Stock ..........................................14
Capitalization ........................................................15
Management's Discussion and Analysis of Supplemental Combined
     Financial Condition and Results of Operations ....................16
Business...............................................................24
Management ............................................................34
Principal and Selling Stockholders ....................................37
Underwriting...........................................................40
Legal Matters..........................................................42
Experts................................................................42
Where You Can Find More Information....................................42
Incorporation of Certain Information We File With the SEC..............43

In this prospectus, "Wild Oats," "we," "us," and "our" each refer to Wild Oats Markets, Inc.

                               PROSPECTUS SUMMARY

     This summary highlights information appearing elsewhere in this prospectus or incorporated by reference. This summary may not contain all the information that you should consider before purchasing our common stock. You should carefully read this entire prospectus and the other documents to which this prospectus refers. This prospectus contains forward-looking statements that involve risks and uncertainties.

     Please note that, unless otherwise stated:

     o all information in this prospectus assumes no exercise of the underwriters' over-allotment option

     o all information in this prospectus reflects a 3-for-2 stock split of our common stock paid on January 7, 1998 to holders of record on December 22, 1997

     o all references in this prospectus to a particular fiscal year refer to our 52- or 53-week fiscal year, which ends on the Saturday nearest to December 31 of each year

     o the summary supplemental combined financial information presented in this prospectus has been derived from our historical financial information, restated to reflect the merger with Henry's Marketplace, Inc. which was completed on September 27, 1999. This merger has been accounted for as a pooling of interests. Accordingly, the accounts and operations of Henry's have been included in our summary supplemental combined financial and operating data for all periods discussed herein. As such, this supplemental combined financial and operating information does not represent the historical financial position or operations of Wild Oats

The Company

     Wild Oats is the second largest natural foods supermarket chain in North America. We currently operate 92 stores in 21 states and Canada. We are dedicated to providing a broad selection of high quality natural and gourmet foods and related products at competitive prices in an inviting and educational store environment emphasizing customer service. Our stores range in size from 2,500 to 42,000 gross square feet and feature natural alternatives for virtually every product category found in conventional supermarkets. Wild Oats provides its customers with a one-stop, full-service shopping alternative to both conventional supermarkets and traditional health food stores.

     Wild Oats emphasizes unique products not typically found in conventional supermarkets and tailors its product mix to meet the preferences of each store's local market. In addition, we have implemented "A Wild Oats Down to Earth Value" private label line that offers high quality, all-natural items in many product categories at prices competitive with those of similar brand-name items. Our strict quality standards require our products to be minimally processed, free of preservatives, artificial colors and chemical additives and not tested on animals.

     Each of our stores strives to create a fun, friendly and educational store environment that makes grocery shopping enjoyable, encouraging shoppers to spend more time in our stores and to purchase new products. We train our store staff to educate customers as to the benefits and quality of our products, and we prominently feature instructional brochures, newsletters and an in-store information department. In addition, many of our stores offer cafe seating areas, espresso and fresh juice bars and in-store nutritional consultations and massage therapists, all of which emphasize the comfortable and relaxed nature of the Wild Oats shopping experience. We also seek to engender customer loyalty by demonstrating our high degree of commitment to the local community through ongoing programs which provide significant monetary and in-kind contributions to local not-for-profit organizations.

     From 1994 to 1998, retail sales of natural products grew from $7.6 billion to $19.0 billion, for a compound annual growth rate of 25.7%, and total sales of natural products (including over the internet, by practitioners, by multi-level marketers and through mail order) reached $25.4 billion in 1998. Sales growth in the traditional supermarket industry remained relatively flat over the same period. We believe that this growth reflects a broadening of the natural products consumer base that is being propelled by several factors, including healthier eating patterns, increasing concern regarding food purity and safety, greater environmental awareness and increasing consumer demand for fresh, premium quality foods. Further, according to industry data, the natural products industry comprises less than 2.5% of the total supermarket industry, demonstrating significant potential for continued expansion of our customer base.



     Since acquiring our first natural foods store in 1987, we have pursued an aggressive growth strategy. We have grown our annual gross sales in large part through acquiring independent and small chain natural foods stores and through opening new stores. We currently operate 92 stores in 21 states and British Columbia, Canada. The table below sets forth certain of our annual growth statistics. The information about our total number of stores is net of closures and relocations.



                      Total Number       Total Number     Number of Stores   Number of Stores
                    of Stores at End   of States at End   Acquired During     Opened During    Annual Gross Sales

    Fiscal Year      of Fiscal Year     of Fiscal Year       Fiscal Year        Fiscal Year      (in millions)
   -------------    ----------------   ----------------     -------------      -------------    --------------
       1996                49                  8              13                  9                 $253.6
       1997                62                 12               9                  5                 383.9
       1998                73                 18               7                  8                 479.9
       1999 (through
        October 15, 1999)  92                 21              24                  6              Not available



     Our sales grew at a compound annual growth rate of 37.6% from 1996 to 1998. Our year-to-date sales for the first six months of 1999 were $305.3 million, compared to $230.3 million in the same period in 1998, an increase of 32.6%, largely due to the opening of two new stores and the acquisition of 13 stores in the first six months of 1999. Through October 15th, we have opened six new stores and acquired 24 stores in 1999, including:

     o Nature's Fresh Northwest, located in metropolitan Portland, Oregon, which owned seven operating natural foods stores and one site in development. The purchase price was approximately $40.0 million in cash and assumption by us of a $17.0 million promissory note payable to the seller. Nature's had sales of approximately $58.3 million in its 1998 fiscal year. The transaction closed on May 29, 1999 and was accounted for as a purchase.

     o Henry's Marketplace, located in metropolitan San Diego, California, which owned 11 operating natural foods supermarkets and one site in development. The merger consideration was approximately $46.0 million of Wild Oats' common stock. Henry's had sales of approximately $81.0 million in its 1998 fiscal year. The transaction closed on September 27, 1999 and was accounted for as a pooling of interests.


     As a result of our aggressive growth, we have increased our penetration of existing markets, entered new geographic markets and created a stronger platform for future growth. Since the beginning of 1997, we have successfully entered a number of new states, including Arizona, Arkansas, Connecticut, Illinois, Indiana, New Jersey, New York, Ohio, Oklahoma, Oregon, Tennessee and Texas. We believe our growth has resulted in operating efficiencies created by:

     o    warehousing, distribution and administrative economies of scale
     o    improved volume purchasing discounts
     o    coordinated merchandising and marketing strategies

     Wild Oats plans to open one additional store in the remainder of 1999 and to open, acquire or relocate as many as 20 stores in 2000. We intend to continue our national expansion strategy by increasing penetration in existing markets and expanding into new regions that we believe are currently underserved by natural foods retailers. We believe our flexible store format strategy, which includes large supermarket format stores and medium-sized urban format stores, and our store clustering strategy enable us to increase market penetration, reach a broader customer base and operate successfully in a diverse set of markets. In addition, we periodically evaluate new store formats that may appeal to different types of consumers in various parts of the country.

     Our executive offices are located at 3375 Mitchell Lane, Boulder, Colorado 80301, and our telephone number is (303) 440-5220.

Risk Factors

     We operate in a highly competitive industry. The following are among the risks which could adversely affect our future financial performance:

     o    our ability to manage our growth
     o    our strategy of clustering stores
     o fluctuations in our financial results that could cause our stock price to fluctuate
     o    comparable store sales trend fluctuations
     o    increased competition in the sale of natural foods products
     o    loss of key personnel
     o    disruptions of product supply

     These and other risks associated with our business and the purchase of our common stock are discussed under the heading "Risk Factors" beginning on page 8.

The Offering


Shares offered by Wild Oats...........................    1,700,000 shares
Shares offered by the selling stockholders............      923,882 shares

         Total........................................    2,623,882 shares
Common stock to be outstanding after this offering....   16,406,271 shares

Use of proceeds.......................................


          We intend to use the net proceeds from this offering to repay a portion of our revolving line of credit which, as of October 15, 1999 had outstanding borrowings of approximately $73.0 million, and to finance future acquisitions.

          We will not receive any proceeds from the sale of the shares by the selling stockholders.

Dividend policy.......................................

          We have not paid cash dividends in prior years and we do not anticipate paying any cash dividends in the foreseeable future.

Nasdaq National Market symbol.........................  "OATS"


     The number of shares of common stock to be outstanding after the offering is based on actual shares outstanding as of October 15, 1999, but excludes 1,110,568 shares of common stock issuable upon exercise of options outstanding under our equity incentive and stock option plans (of which 412,172 shares of common stock
                                                        3
were vested as of July 3, 1999), 1,573,156 shares of common stock reserved for issuance pursuant to our equity incentive and stock option plans, and 143,993 shares of common stock available for grant under our employee stock purchase plan. In addition, the number of shares of common stock to be outstanding after this offering assumes no exercise of the underwriters' over-allotment option. The weighted average exercise prices of our outstanding stock options and warrants are $18.65 and $14.21 per share, respectively.






                           HISTORICAL SUMMARY FINANCIAL AND OPERATING DATA OF WILD OATS
                               (In thousands, except operating and per-share data)

                                                        Fiscal Year                             Six Months Ended
                                          --------------------------------------------      ---------------------------
                                          1994       1995      1996       1997    1998      June 27, 1998  July 3, 1999
                                          ----       ----      ----       ----    ----      -------------  ------------
Statement of Operations Data:
Sales................................  $  65,219  $  98,517  $192,493  $311,077  $398,857       $190,266      $257,846
Cost of goods sold and occupancy costs    44,637     67,164   130,957   215,156   274,780        130,824       178,006
                                       ---------  ---------  --------  --------  --------       --------       --------
Gross profit.........................     20,582     31,353    61,536    95,921   124,077         59,442         79,840
Direct store expenses................     15,685     25,072    48,317    71,516    87,035         42,249         56,819
                                       ---------  ---------  --------  --------  --------       --------       --------
Store contribution...................      4,897      6,281    13,219    24,405    37,042         17,193         23,021
Selling, general and
  administrative expenses............      2,317      4,465     8,977    11,488    14,687          7,627          9,269
Pre-opening expenses.................         --      1,037     1,763     1,099     3,277            981          1,600
Non-recurring expenses...............         --         --     7,035        --       393            393         10,894
                                       ---------  ---------  --------  --------  --------       --------       --------
Income (loss) from operations........      2,580        779    (4,556)   11,818    18,685          8,192          1,258
Interest expense (income), net.......       (373)      (363)     (904)      113       688           (524)           641
                                       ---------  ---------  --------  --------  --------       --------       --------
Income (loss) before income taxes....      2,207        416    (5,460)   11,931    19,373          8,716            617
Income tax expense (benefit).........        880         40      (977)    4,895     7,725          3,408            258
                                       ---------  ---------  --------  --------  --------       --------       --------
Net income (loss) before
  cumulative effect of change
  in accounting principle............      1,327        376    (4,468)    7,036    11,648          5,308            359
Cumulative effect of change in accounting
principle, net of tax................         --         --        --        --        --             --            281
                                       ---------  ---------  --------  --------  --------       --------       --------
Net income (loss)....................  $   1,327  $      37  $ (4,483) $  7,036  $ 11,648       $  5,308       $     78
                                       =========  =========  ========= ========  ========       ========       ========
Diluted net income (loss)
  per common share...................  $    0.24  $   (0.45) $  (1.35) $   0.64  $   0.87      $    0.39       $   0.01
                                       =========  =========  ========= ========  ========      =========       ========
Weighted average number of common shares
  outstanding assuming dilution......      3,552      3,483     5,078    10,957    13,393         13,440         13,509
                                       =========  =========  ========= ========  ========      =========       ========

Selected Operating Data:

Number of stores at end of period....         14         21        40        52        63             59             77
Average square feet per store........     11,800     13,700    14,700    15,600    16,500         15,900         17,900
Average sales per square foot (1)....  $     435  $     464 $     463  $    442  $    433      $     424        $   430
Comparable store sales increase (2)..         13%         7%        2%        6%        3%             4%             8%
Capital expenditures.................  $   1,907  $  14,213 $  13,174  $ 24,151  $ 54,520      $  27,138        $30,799


                                                   As of Fiscal Year End                      July 3, 1999
                                          ---------------------------------------------   -------------------
                                          1994       1995      1996      1997      1998           Actual
                                          ----       ----      ----      ----      ----
Balance Sheet Data:

Working capital (deficit)............  $   3,278  $      47 $   9,932  $ 37,063  $   (355)     $ (2,637)
Total assets.........................     24,053     38,376   107,057   172,913   198,840       307,947
Long-term debt
  (including capitalized leases).....      3,078     13,302       971       467        --        87,010
Redeemable convertible preferred stock    15,018     16,956        --        --        --            --
Stockholders' equity (deficit).......     (2,645)    (4,209)   77,783   135,123   150,944       154,792

-----------------
(1) Average sales per square foot is calculated by dividing total sales by the weighted average gross square footage of stores open during the period.
(2) Sales of a store are deemed to be comparable commencing in the thirteenth full month of operations for both new and acquired stores.

           SUMMARY SUPPLEMENTAL COMBINED FINANCIAL AND OPERATING DATA
               (In thousands, except operating and per-share data)

     The following summary supplemental combined financial and operating data have been derived from our filings on Form 10-K for the fiscal years ended 1998, 1997 and 1996 and our filings on Form 10-Q for the six months ended June 27, 1998 and July 3, 1999 (incorporated herein by reference) and have been revised to reflect the merger with Henry's Marketplace, Inc. that occurred on September 27, 1999. This merger has been accounted for as a pooling of interests and, accordingly, the accounts and operations of Henry's have been included in the summary supplemental combined financial and operating data for all periods presented below. As such, this data does not represent the historical financial position or operations of Wild Oats.

     The information set forth below should be read in conjunction with the "Management's Discussion and Analysis of Supplemental Combined Financial Condition and Results of Operations" included herein and our complete Supplemental Combined Financial Statements as filed on Form 8-K on September 29, 1999, incorporated herein by reference.

                                                         Fiscal Year                          Six Months Ended
                                             ---------------------------------------   ------------------------------
                                             1996          1997          1998          June 27, 1998     July 3, 1999
                                             ----          ----          ----          -------------     ------------
Statement of Operations Data:
Sales................................       $  253,606   $  383,853    $  479,883     $  230,308         $  305,334
Cost of goods sold and occupancy costs         175,698      268,059       333,944        159,999            212,168
                                            ----------   ----------    ----------     ----------         ----------
Gross profit.........................           77,908      115,794       145,939         70,309             93,166
Direct store expenses................           58,928       85,280        99,534         48,291             64,601
                                            ----------   ----------    ----------     ----------         ----------
Store contribution...................           18,980       30,514        46,405         22,018             28,565
Selling, general and
  administrative expenses............           10,558       14,083        19,630          9,971             12,193
Pre-opening expenses.................            1,863        1,149         3,277            981              1,600
Non-recurring expenses...............            7,035           --           393            393             10,894
                                            ----------   ----------    ----------     ----------         ----------
Income from operations...............             (476)      15,282        23,105         10,673              3,878
Interest expense (income), net.......            1,232          378          (195)          (259)               832
                                            ----------   ----------    ----------     ----------         ----------
Income before income taxes...........           (1,708)      14,904        23,300         10,932              3,046
Income tax expense (benefit).........             (156)       5,457         7,793          3,448                298
                                            ----------   ----------    ----------     ----------         ----------
Net income before cumulative effect of
   change in accounting principle....           (1,552)       9,447        15,507          7,484              2,748
Cumulative effect of change in accounting
   principle, net of tax.............               --           --           --              --                281
                                            ----------   ----------    ----------     ----------         ----------
Net income (loss)....................       $   (1,552)  $    9,447    $   15,507     $    7,484         $    2,467
                                            ==========   ==========    ==========     ==========         ==========
Pro forma net income (loss) (1)......       $   (2,248)  $    8,823    $  14,011      $    6,641         $    1,539
                                            ==========   ==========    ==========     ==========         ==========
Pro forma diluted net income
  per common share (1)...............       $    (0.72)  $     0.71    $    0.95      $     0.45         $     0.12
                                            ==========   ==========    ==========     ==========         ==========
Weighted average number of common shares
  outstanding assuming dilution......            6,478       12,357       14,793          14,840             14,909
                                            ==========   ==========    ==========     ==========         ==========
Selected Operating Data:
Number of stores at end of period....               49           62           73              69                 87
Average square feet per store........           15,300       16,000       16,500          16,000             18,000
Average sales per square foot (2)....       $      448   $      444    $     435      $      426         $      442
Comparable store sales increase (3)..                6%           5%           4%              4%                 4%
Capital expenditures.................       $   17,193   $   26,339    $  55,197      $   27,334         $   32,200

                                                  As of Fiscal Year End                      July 3, 1999
                                             -------------------------------           ------------------------------
                                             1996          1997        1998                  Actual         As Adjusted(4)
                                             ----          ----        ----                  ------         --------------
Balance Sheet Data:
Working capital (deficit)............       $  8,450       $ 35,534     $ (1,576)            $ (4,326)      $ (4,326)
Total assets.........................        118,119        184,551      209,770              320,744        320,744
Long-term debt (including capitalized
  leases)............................          4,412          4,157        2,675               89,357         24,988
Stockholders' equity.................       $ 79,286       $137,384     $153,499             $157,856       $222,226

(footnotes on following page)

------------------


(1) The pro forma net income and pro forma net income per share reflect the tax adjustment for a fiscal 1999 merger, accounted for as a pooling of interests, with a corporation that was previously an S corporation for income tax purposes, as if the merged company had filed a C corporation tax return for all periods presented.

(2) Average sales per square foot is calculated by dividing total sales by the weighted average gross square footage of stores open during the period.

(3) Sales of a store are deemed to be comparable commencing in the thirteenth full month of operations for both new and acquired stores.

(4) As adjusted to give effect to the sale by us of 1,700,000 shares of common stock at a public offering price of $39.875 per share (the closing price on October 15, 1999) and after deducting the underwriting discounts and estimated offering expenses payable by us.

                                  RISK FACTORS

     This offering involves a high degree of risk. In addition to other information contained in this prospectus or incorporated herein by reference, prospective investors should carefully consider the following risk factors before purchasing any of the common stock offered hereby.

Our ability to manage growth is critical to executing our growth strategy successfully

     We have grown considerably in size and geographic scope since 1992. To date in 1999, we have acquired 24 stores and opened six new stores. We plan to continue growing rapidly primarily through the opening of new stores. Therefore, our success depends, in part, on our ability to open and operate new stores profitably. Our ability to continue to implement our growth strategy successfully in this manner depends on many factors, including our ability to:

     o hire and train new personnel, including administrative and accounting personnel, departmental, regional and store managers, store employees and other personnel in our corporate organization

     o    expand into areas of the country where we have no operating experience

     o identify areas of the country that meet our criteria for new store sites

     o    locate  suitable  store sites and negotiate  acceptable  lease terms

     o obtain governmental and other third party consents, permits and licenses needed to operate new stores

     o    integrate new stores into our existing operations

     o expand our existing systems or acquire and implement new systems, including information systems, hardware and software, and distribution infrastructure, to include new, relocated and acquired stores
     o    obtain adequate funding for operations

     In addition, we will continue to consider acquisitions of natural foods retailers where attractive opportunities exist. Acquisitions of operating stores involve risks, which could have a negative effect on our business, financial results and profitability, such as:

     o short-term declines in our reported operating results

     o diversion of management's attention

     o unanticipated problems or legal liabilities

     o inclusion of incompatible operations, particularly management information systems

     o inexperience in operating different store formats

     Although we believe that we have the management, operational and information systems, distribution infrastructure and other resources required to implement our growth strategy, we may not be able to execute our new store expansion plans within the expected time frame. Our continued growth may place a significant strain on our management, our ability to distribute products to our stores, working capital, and financial and management control systems. In order for us to manage our expanding store base successfully, our management will be required to anticipate the changing demands of our growing operations and to adapt systems and procedures accordingly. If we are not able to do so, our business, sales and overall profitability will be materially and negatively affected.

Our strategy of clustering stores may result in declines in operating results

     As part of our growth strategy, we strive to locate stores in clusters in select regional markets to increase overall sales, reduce operating costs and increase customer awareness. In the past, when we have opened a store in a market where we have an existing store, our sales and operating results have declined at some existing stores in such markets. We intend to continue to cluster stores and expect the sales and trends in operating results for other stores in such clustered markets to continue to experience temporary declines as a result.

Our financial results may fluctuate significantly which could cause the price of our shares to fluctuate

     Our profitability may fluctuate significantly from period to period as the result of a variety of factors, including:

     o the number, timing, mix and cost of store openings, acquisitions, relocations or closings

     o    the ratio of stores opened to stores acquired

     o the opening of stores by us or by our competitors in markets where we have existing stores

     o percentage changes in comparable store sales results i.e, same store sales from year to year

     We incur significant pre-opening expenses and new stores typically experience an initial period of operating losses. As a result, the opening of a significant number of new stores in a single period will negatively affect our profitability.

Our past comparable store sales may not be indicative of future comparable store sales

     A variety of factors affect our comparable store sales results, including, among others:

     o the opening of stores by us or by our competitors in markets where we have existing stores

     o    the relative proportion of new stores to mature stores

     o    the timing of promotional events

     o    our ability to follow our operating plans effectively

     o    changes in consumer preferences for natural foods products

     o    general economic conditions

     Past increases in comparable store sales may not reflect future performance. Comparable store sales for any particular period may decrease in the future. Due to the factors listed above, we believe that period-to-period comparisons of our operating results are not necessarily meaningful and that such comparisons cannot be relied upon as indicators of future financial performance. Fluctuations in our comparable store sales could cause the price of our common stock to fluctuate substantially.

Increased competition in the sale of natural foods products could reduce our profitability


     Our competitors currently include other independent and multi-unit natural foods supermarkets, smaller traditional natural foods stores, conventional supermarkets and specialty grocery stores. We believe that our primary competitor is Whole Foods Market, Inc., a national natural foods supermarket chain based in Texas, which, as of September 1999, had 100 stores and had annual revenues of approximately $1.4 billion in its 1998 fiscal year. A number of other natural foods supermarkets offer a range of natural foods products similar to those we offer. While some competitors do not offer as full a range of products as we do, they do compete with us in some product categories.

     Many of our competitors have been in business longer and have greater financial or marketing resources than we do. Our competitors also may be able to devote more funds and employees to securing suitable locations for new stores and to the sourcing, promotion and sale of their products. In addition, should any of our competitors reduce prices, we may be required to reduce prices to remain competitive, which could result in lower sales and profitability. As we open stores in new geographic markets, our success will depend in part on our ability to gain market share from established competitors. Traditional and specialty grocery stores are expanding the amount of natural foods they carry and market, and therefore they now compete directly with us for products, customers and locations. We expect competition from both new and existing competitors to increase in our markets and we may not be able to compete effectively in the future, which could adversely affect our profitability.

Loss of key personnel could disrupt our operations

     We believe that our continued success will depend to a significant extent upon the leadership and performance of:

     o    Michael C. Gilliland, our co-founder and Chief Executive Officer
     o    James Lee, our President and Chief Operating Officer
     o    Mary Beth Lewis, our Chief Financial Officer

     The loss of the services of these individuals or other of our key personnel could have a substantial negative effect upon our operations. Also, in the current economy in the United States, it is more difficult to find, hire and retain qualified managerial employees. Any inability to recruit qualified employees could disrupt our operations.

Disruptions of product supply could reduce store sales and profitability and disrupt our operations

     Our business is dependent on our ability to buy products on a timely basis and at competitive prices from a small number of distributors and from a large number of relatively small vendors. Based on our previous purchasing patterns, we anticipate that we will continue to purchase approximately one-third of the products sold in our stores through one wholesale distributor, United Natural Foods Inc. We have three years remaining on a four-year supply agreement with this major distributor and we do not have contracts with any other major supplier. This distributor has recently announced problems in the consolidation of its eastern U.S. warehouse operations which resulted in minor disruptions in the supply of products to certain of our eastern stores. We cannot assure that future disruptions in the operations of this distributor will not have a material effect on our operations or profitability. We may not be able to negotiate future supply agreements with this or other distributors on terms favorable to us. In addition, any other vendor or distributor could stop selling to us at any time. Any disruption in our product supplies could reduce store sales and our profitability. In addition, even where we have access to alternative sources of supply, the failure of a vendor or distributor to meet our demands may temporarily disrupt store-level merchandise selection, resulting in reduced sales.

Government regulation could increase our costs

     We are subject to many laws, regulations and ordinances at the local, state and national level and problems or failures to comply with these laws could negatively affect our store sales and operations, or could delay the opening of a new store. Such laws regulate our operations, including:

     o health and sanitation standards

     o food labeling and handling requirements

     o employment and wage levels

     o food and alcoholic beverage sales regulations

     From time to time, various local, state and national government agencies propose laws on issues affecting our operations that could reduce our profitability by increasing our costs or affecting sales of certain products.

Examples of such issues are:

     o the minimum wage payable to employees

     o the minimum age restriction for certain jobs

     o tax increases on the retail sale of certain products

     Food safety concerns may also generate new laws that could increase the cost to prepare foods sold in our stores or make the sale of some items unprofitable. Product recalls or additional government regulation may also erode customer confidence in the safety of our products, resulting in reduced sales. Over 15% of our total sales come from the sale of vitamins, supplements and herbal products. There have been many proposals for new laws on a national level to restrict sales of certain supplement products or to regulate information available to consumers regarding these products. If new laws are passed that limit our ability to offer information on the products we sell or limit the availability of the products to the general public, our sales could decrease.

Fluctuations in our stock price may be volatile

     The market price of our common stock can change rapidly in response to our operating results and other factors, including announcements by our competitors. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of companies. In addition to fluctuations in the price of our common stock caused by stock market fluctuations, the market price of our common stock may fluctuate due to:

     o a shortfall in sales, comparable store sales growth or earnings compared to public market analysts' expectations

     o    changes in analysts' recommendations or projections

     o    general economic and market conditions

The Year 2000 problem could affect sales and profitability

     We continually evaluate our computer systems used in operating our stores and have replaced or upgraded, the components of our systems which we believe might have failed as of January 1, 2000 because of computers' inabilities to read "01/01/00" as "January 1, 2000" and not "January 1, 1900". We believe that our own material systems will not fail on January 1, 2000, but cannot guarantee that disruptions caused by third-party problems will not occur and that system failures will not affect our sales levels or profitability. If our product vendors or banks have operations problems because of Year 2000 problems, our ability to stock products in our stores or process credit card or food stamp sales for our customers could be disrupted, which could result in lower store sales or lower profitability.

     Year 2000 problems in other areas such as failures by power, telephone, mail, data transfer or other utility or general service providers or government or private entities could also affect our operations and profitability. For example, we could experience the following:

     o if the power supply is disrupted, some or all of our stores may have to close temporarily, certain perishable inventory could be destroyed and store security systems may not operate

     o we could lose communication links, including credit card processing, with some or all of our stores

     o we could experience significant disruptions caused by the inability of our distributors to deliver products to us in a timely manner

We are currently preparing contingency plans in the event these third-party systems are not Year 2000 compliant and anticipate having such plans completed early in the fourth quarter of 1999.

We do not intend to pay cash dividends for the foreseeable future

     We have never paid cash dividends on shares of our common stock. We do not intend to pay cash dividends in the foreseeable future. Our revolving credit facilities contain various financial covenants which restrict, among other things, our ability to pay cash dividends.

Future sales into the public market could cause the price of our shares to decline

     Sales of a substantial number of shares of our common stock in the public market following this offering could result in a decrease in the market price of our common stock. The number of shares of our common stock available for sale in the public market is limited by restrictions under the Securities Act of 1933, as amended (the "Securities Act"), and by lock-up agreements executed in connection with this offering, pursuant to which our executive officers, directors and the selling stockholders have entered into agreements with

Salomon Smith Barney Inc., not to sell or otherwise dispose of any of their shares of the common stock for 90 days following completion of this offering. Salomon Smith Barney Inc., may, however, in its sole discretion at any time and without notice, release all or any portion of the securities subject to lock-up agreements.


     Upon completion of this offering, the following information (based on actual shares outstanding as of October 15, 1999) will apply to our common stock:

Number of shares outstanding...............................................  14,706,271
Number of shares outstanding after exercise of all vested options..........  15,119,964
Number of shares that can be sold immediately..............................  10,687,774
Number of shares that can be sold after 90 days............................   4,432,190

     Some of the shares outstanding are subject to restrictions on sale under federal securities laws that limit the amount of shares that may be sold in any three-month period. Not all of the shares shown above as outstanding, even if all stock options were exercised by employees and the members of the board of directors, will actually be issued. Stock options may terminate if the employee leaves our employ. Shares owned by some of the officers, directors, and selling stockholders cannot be sold until an agreement with certain underwriters prohibiting the sale has expired in 90 days.

Our governing documents, provisions of Delaware law and our stockholder rights plan could have anti-takeover effects

     Our Certificate of Incorporation and Bylaws, certain provisions of Delaware law and a stockholder rights plan that we adopted could have the following effects:

     o    delaying, deferring or preventing a change in control of our company

     o discouraging bids for our common stock at a premium over the market price of our common stock

     o adversely affecting the market price of our common stock and the voting and other rights of the holders of our common stock

     Such provisions in our governing documents include, but are not limited to, a classified Board of Directors and the authority of the Board of Directors to issue up to 5,000,000 shares of preferred stock and to fix the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without further vote or action by the stockholders. The rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. We have no present plans to issue shares of preferred stock. In addition, certain provisions of Delaware law applicable to us could have similar effects.

     Our stockholder rights plan gives our stockholders the right to purchase a fractional share of preferred stock at a purchase price of $145 for each share of our common stock held. In addition, until the rights become exercisable and in certain limited circumstances thereafter, we will issue one right for each share of our common stock issued hereafter. The rights become exercisable only if a person or group acquires beneficial ownership of 15% or more of our outstanding common stock and would entitle all holders of rights, other than that person or group to purchase shares of our common stock at a substantial discount to the then-current market price. In addition, if Wild Oats were acquired in a merger or other business combination or transaction, the holders of such rights would be entitled to purchase shares of the acquiror's common stock at a substantial discount.

Our officers, directors and principal stockholders will exercise significant control


     After this offering is completed, our directors, executive officers and principal stockholders, and certain of their affiliates, will control approximately 17.5% of the outstanding shares of our common stock. Because of this level of stock ownership, these persons, individually and as a group, will be able to effectively control us and direct our affairs and business, including decisions about the acquisition or disposition of our assets, future issuances of common stock or other securities by us, declaration of dividends in our common stock and the election of directors. The large percentage of stock held by such individuals could also delay or prevent a change in control.

     Pursuant to an agreement between us and certain investors, certain parties controlling an aggregate of approximately 2.3 million shares of our common stock have agreed that, under certain circumstances, they will vote their shares in favor of electing the nominee of an investor to our board of directors and to the audit and compensation committees of our board.

Actual results may differ from results discussed in forward-looking statements

     Certain statements in this prospectus, including statements contained in the summary, under the captions "Risk Factors," "Management's Discussion and Analysis of Supplemental Combined Financial Condition and Results of Operations" and "Business" and elsewhere in this prospectus constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements as to our plans to acquire, relocate or open additional stores, the anticipated performance of new or acquired stores and other statements containing the words "believes," "anticipates," "estimates," "expects," "may," "intends" and words of similar import or statements of our management's opinion. These forward-looking statements and assumptions involve known and unknown risks, uncertainties and other factors that may cause our actual results, market performance or achievements to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause such differences include, but are not limited to:

    o changes in economic or business conditions in general or affecting the natural foods industry in particular

    o    changes in product supply

    o    changes in the competitive environment in which we operate

    o the availability of sites for new stores and potential acquisition candidates

    o    changes in our management information needs

    o    changes in customer needs and expectations

    o    governmental and regulatory actions

                                 USE OF PROCEEDS


     Our net proceeds from the sale of 1,700,000 shares of common stock we are offering are estimated to be $64,369,275 based on a public offering price of $39.875 per share (the closing price on October 15, 1999) and after deducting the underwriting discounts and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of common stock by the selling stockholders. The net proceeds will be used to repay a portion of our $120.0 million revolving line of credit which, as of October 15, 1999 had outstanding borrowings of approximately $73.0 million, and to finance future acquisitions.

     Pending such uses, other than the repayment of the outstanding line of credit, we intend to invest the net proceeds in short-term, investment grade, interest bearing securities.

     Our $120.0 million revolving line of credit facility has a three-year term as to $90.0 million and a one-year term as to $30.0 million, and bears interest, at our option, at the prime rate or LIBOR plus 1.15%. None of the $30.0 million portion of the line of credit has been drawn upon. The line of credit agreement includes certain financial and other covenants, as well as restrictions on payments of dividends. We used the borrowings on this line of credit to finance the following:

     o    our acquisition of the Nature's Fresh Northwest stores

     o    our acquisition of three stores located in Tucson, Arizona

     o    our acquisition of three stores located in Connecticut and Florida

     o    development of various new stores

     o enhancements and upgrades to existing information technology systems and the purchase of new systems

     o    working capital

                          MARKET PRICE OF COMMON STOCK

     Our common stock is presently traded on the Nasdaq National Market under the symbol "OATS." The following table sets forth, for the periods indicated, the high and low sales prices for the common stock, as quoted on the Nasdaq National Market.

                                                   High        Low

1997 Fiscal year

First Quarter..................................  $13.00      $ 8.58
Second Quarter.................................   19.08        9.25
Third Quarter..................................   21.00       14.75
Fourth Quarter.................................   29.00       19.33

1998 Fiscal Year

First Quarter..................................   38.25       21.88
Second Quarter.................................   36.38       25.56
Third Quarter..................................   32.75       17.50
Fourth Quarter.................................   33.00       22.00

1999 Fiscal Year


First Quarter..................................   32.00       22.00
Second Quarter.................................   30.75       24.75
Third Quarter..................................   41.13       30.06
Fourth Quarter (through October 15, 1999)......   42.75       39.06



     As of October 1, 1999, there were approximately 646 holders of record of our common stock. On October 15, 1999, the last reported sale price for our common stock on the Nasdaq National Market was $39.875 per share.

                                 CAPITALIZATION


     The following table sets forth our current debt and capitalized lease obligations as well as our capitalization on July 3, 1999, on an actual basis, and as adjusted basis to give effect to the sale of the 1,700,000 shares of common stock we are offering hereby at an assumed public offering price of $39.875 per share (the closing price on October 15, 1999) and after:

     o deducting the underwriting discount and estimated offering expenses payable by us

     o applying the net proceeds as described under "Use of Proceeds"



                                                                                             As of July 3, 1999
                                                                                        -------------------------
                                                                                        Actual (1)    As Adjusted
                                                                                        ---------     -----------
                                                                                             (In thousands)

Cash and cash equivalents...............................................................$    14,844     $    14,844
                                                                                        ===========     ===========
Notes payable and current portion of long-term debt,
   including capitalized lease obligations                                                    5,372           5,372
                                                                                        -----------     -----------
Long-term debt, including capitalized lease obligations.................................     89,357          24,988
Stockholders' equity (2):

     Common stock, $.001 par value, 20,000,000 shares authorized,
         13,266,502 issued and outstanding, actual; and 14,966,502
         shares issued and outstanding, as adjusted.....................................         14              16
     Additional paid-in capital.........................................................    145,794         210,163
     Retained earnings..................................................................     11,735          11,735
     Other cumulative comprehensive income..............................................        313             313
                                                                                        -----------     -----------
          Total stockholders' equity....................................................    157,856         222,226
                                                                                        -----------     -----------
               Total capitalization.....................................................$   252,585     $   252,585
                                                                                        ===========     ===========

-----------------
(1) This supplemental information is based on our historical financial information, restated to reflect the merger with Henry's Marketplace, Inc. This merger was completed on September 27, 1999 and was accounted for as a pooling of interests.


(2) Based on actual shares of common stock outstanding as of July 3, 1999 (which does not include 1,400,193 shares issued on September 27, 1999 in connection with the closing of the transaction with Henry's). Excludes 1,110,568 shares issuable upon exercise of options outstanding under our equity incentive and stock option plans (of which 412,172 shares were vested as of July 3, 1999), 1,573,156 shares reserved for issuance pursuant to our equity incentive and stock option plans, and 143,993 shares available for future grants under our employee stock purchase plan. In addition, the number of shares of common stock to be outstanding after this offering assumes no exercise of the underwriters' over-allotment option. As of July 3, 1999, the weighted average exercise prices of our outstanding stock options and warrants were $18.65 and $14.21 per share, respectively.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF SUPPLEMENTAL COMBINED
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of the supplemental combined financial condition and results of operations have been derived from our filings on Form 10-K for fiscal years ended 1998, 1997 and 1996, and our filings on Form 10-Q for the six months ended June 27, 1998 and July 3, 1999 (incorporated herein by reference) and have been revised to reflect the merger with Henry's Marketplace, Inc. which occurred on September 27, 1999. This merger has been accounted for as a pooling of interests and, accordingly, the accounts and operations of Henry's have been included in the discussion of supplemental combined financial condition and results of operations for all periods presented below. As such, this data does not represent our historical financial position or operations.

     The information set forth below should be read in conjunction with our complete Supplemental Combined Financial Statements as filed on Form 8-K on September 29, 1999, incorporated herein by reference.

Overview


     Store openings, closings, remodels, relocations and acquisitions. Year to date in 1999, Wild Oats has opened six new stores in Phoenix, Arizona, Evanston and Hinsdale, Illinois, Madison, New Jersey, Albuquerque, New Mexico and Tulsa, Oklahoma, relocated five stores in Phoenix, Arizona, Ft. Collins, Colorado, Portland, Oregon, Salt Lake City, Utah and Memphis, Tennessee, and closed two Farm to Market stores in Tempe, Arizona and Buffalo Grove, Illinois. During the same period, we also acquired 24 operating natural foods stores, including seven Nature's Fresh Northwest stores in metropolitan Portland, Oregon (of which one was subsequently relocated during the second quarter), 11 Henry's Marketplace stores in metropolitan San Diego, California, three stores in Tucson, Arizona, two in Norwalk and Hartford, Connecticut, and one in Melbourne, Florida. We plan to open one additional new store during the remainder of 1999 and open, acquire or relocate as many as 20 stores in 2000. We are actively looking for other acquisition opportunities and may complete additional acquisitions in the remainder of 1999 and in 2000. We will continue to evaluate the profitability of all of our stores on an ongoing basis and may, from time to time, make decisions regarding closures, disposals, relocations or remodels in accordance with such evaluations.



     Acquisitions. To date in 1999, we have opened six new stores and acquired 24 stores, including:

     o Nature's Fresh Northwest, located in metropolitan Portland, Oregon, which owned seven operating natural foods stores and one site in development. Nature's had sales of approximately $58.3 million in 1998. The purchase price was approximately $40.0 million in cash and assumption by us of a $17.0 million promissory note payable to the seller. This acquisition was accounted for using the purchase method and the excess of cost over the fair value of the assets acquired and liabilities assumed of $32.1 million was allocated to goodwill, which is being amortized on a straight-line basis over 40 years.

     o Henry's Marketplace, located in metropolitan San Diego, California, which owned 11 operating natural foods stores and one site in development. Henry's had sales of approximately $81.0 million in 1998. The merger consideration was approximately $46.0 million of Wild Oats' common stock. This transaction was accounted for as a pooling-of-interests.

     Our results of operations have been and will continue to be affected by, among other things, the number, timing and mix of store openings, acquisitions, relocations or closings. New stores build their sales volumes and refine their merchandise selection gradually and, as a result, generally have lower gross margins and higher operating expenses as a percentage of sales than more mature stores. We anticipate that the new stores opened in 1999 will experience operating losses for the first six to 12 months of operation, in accordance with historical trends. Further, acquired stores, while generally profitable as of the acquisition date, generate lower gross margins and store contribution margins than our company average due to their substantially lower volume purchasing discounts. Over time, typically six months, as we sell through the acquired inventories and are able to realize our volume purchase discounts, we expect that the gross margin and store contribution margin of the acquired stores will approach our company average. We anticipate that our current high concentration of acquired stores, including the Nature's and Henry's stores, will have a temporary negative impact on our consolidated results of operations.

     We are actively upgrading, remodeling or relocating some of our older stores. Remodels and relocations typically cause short-term disruption in sales volume and related increases in certain expenses as a percentage of sales, such as payroll. Remodels on average take between 90 and 120 days to complete. We cannot predict whether sales disruptions and the related impact on earnings may be greater in time or volume than projected in certain remodeled or relocated stores.

     Store format and clustering strategy. We operate two store formats: supermarket and urban. The supermarket format is generally 15,000 to 35,000 gross square feet, and typically generates higher sales and store contribution than the urban format stores, which are generally 8,000 to 15,000 gross square feet. Our profitability has been and will continue to be affected by the mix of supermarket and urban format stores opened, acquired or relocated and whether stores are being opened in markets where we have an existing presence. We expect to focus primarily on opening, acquiring or relocating supermarket format stores in the future but will consider additional urban stores when appropriate opportunities arise. In addition, we pursue a strategy of clustering stores in each of our markets to increase overall sales, reduce operating costs and increase customer awareness. In the past, when we have opened a store in a market where we have an existing presence, our sales and operating results have declined at certain of our existing stores in that market. However, over time, we believe the affected stores generally will achieve store contribution margins comparable to prior levels on the lower base of sales. We intend to continue to pursue our store clustering strategy and expect the sales and operating results trends for other stores in an expanded market to continue to experience temporary declines related to the clustering of stores.

     Comparable store sales results. Sales of a store are deemed to be comparable commencing in the thirteenth full month of operations for new, relocated and acquired stores. A variety of factors affect our comparable store sales results, including, among others:

     o the opening of stores by us or by our competitors in markets where we have existing stores

     o the relative proportion of new or relocated stores to mature stores

     o the timing of promotional events

     o our ability to execute our operating plans effectively

     o changes in consumer preferences for natural foods products

     o general economic conditions.

Past increases in comparable store sales may not be indicative of future performance.

     Our comparable store sales results have been negatively affected in the past by planned cannibalization, which is the loss of sales at an existing store when we open a new store nearby, resulting from the implementation of our store clustering strategy. We expect that comparable sales increases will continue to be negatively affected by planned cannibalization throughout 1999 due to the planned opening of new or relocated stores in several of our existing markets, including Phoenix, Arizona; Denver, Colorado; Hartford, Connecticut; Las Vegas, Nevada; Albuquerque, New Mexico; Nashville, Tennessee and Salt Lake City, Utah. There can be no assurance that comparable store sales for any particular period will not decrease in the future.

     Pre-opening expenses. Pre-opening expenses include labor, rent, utilities, supplies and certain other costs incurred prior to a store's opening. Pre-opening expenses have averaged approximately $250,000 to $350,000 per store over the past 18 months, although the amount per store may vary depending on the store format and whether the store is the first to be opened in a market, or is part of a cluster of stores in that market.

     In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5, Accounting for Costs of Start-Up Activities. Statement of Position 98-5 requires that pre-opening costs be expensed as incurred. Statement of Position 98-5 is effective for fiscal years beginning after December 15, 1998, and the initial application should be reported as a cumulative effect of a change in accounting principle. We adopted Statement of Position 98-5 in fiscal 1999 and recorded approximately $281,000 as a cumulative effect of a change in accounting principle, net of taxes, during the first quarter of 1999.

Results of Operations

     The following table sets forth for the periods indicated, certain selected income statement data expressed as a percentage of sales:

                                                           Fiscal Year                 Six Months Ended
                                                   -------------------------      ---------------------------
                                                   1996       1997       1998     June 27, 1998  July 3, 1999
                                                   ----       ----       ----     -------------  ------------
Sales...........................................  100.0%     100.0%     100.0%        100.0%        100.0%
Cost of goods sold and occupancy costs..........   69.3       69.8       69.6          69.5          69.4
                                                  -----      -----      -----         -----         -----
Gross margin....................................   30.7       30.2       30.4          30.5          30.6
Direct store expenses...........................   23.2       22.2       20.7          21.0          21.2
Selling, general and administrative expenses....    4.2        3.7        4.1           4.3           4.0
Pre-opening expenses............................    0.7        0.3        0.7           0.4           0.5
Non-recurring expenses..........................    2.8         --        0.1           0.2           3.6
                                                  -----      -----      -----         -----         -----
Income (loss) from operations...................   (0.2)       4.0        4.8           4.6           1.3
Interest expense (income), net..................    0.5        0.1         --          (0.1)          0.3
                                                  -----      -----      -----         -----         -----
Income (loss) before income taxes...............   (0.7)       3.9        4.8           4.7           1.0
Income tax expense (benefit) ...................   (0.1)       1.4        1.6           1.5           0.1
                                                  -----      -----      -----         -----         -----
Net income (loss) before cumulative effect of

change in accounting principle..................   (0.6)       2.5        3.2           3.2           0.9
Cumulative effect of change in accounting
    principle, net of taxes.....................     --        --          --            --           0.1
                                                  -----      -----      -----         -----         -----
Net income (loss)...............................   (0.6)%      2.5%       3.2%          3.2%          0.8%
                                                  ======     =====      =====         =====         =====

Six Months Ended July 3, 1999 and June 27, 1998

     Sales. Sales for the six months ended July 3, 1999 increased 32.6% to $305.3 million from $230.3 million for the same period in 1998. The increase is primarily due to the opening of two new stores, the acquisition of 13 stores, and the relocation of five stores in the first six months of 1999, as well as the inclusion of eight stores opened and seven stores acquired during 1998. Comparable store sales increased 4.0% for the six months ended July 3, 1999, based on both new and acquired stores that have been operating longer than 12 months.

     Gross profit. Gross profit for the six months ended July 3, 1999 increased 32.5% to $93.2 million from $70.3 million for the same period in 1998. The increase in gross profit is primarily attributable to the increase in the number of stores that we operate. Gross profit as a percentage of sales for the six months ended July 3, 1999 remained relatively constant at 30.6% as compared to 30.5% for the same period in 1998.

     Direct store expenses. Direct store expenses for the six months ended July 3, 1999 increased 33.8% to $64.6 million from $48.3 million for the same period in 1998. The increase in direct store expenses is attributable to the increase in the number of stores that we operate. Direct store expenses as a percentage of sales for the six months ended July 3, 1999 remained relatively constant at 21.2% as compared to 21.0% for the same period in 1998.

     Selling, general and administrative expenses. Selling, general and administrative expenses for the six months ended July 3, 1999 increased 22.3% to $12.2 million from $10.0 million for the same period in 1998. The increase is the result of additional central and regional support staff and infrastructure that we added to support our increased number of stores. Selling, general and administrative expenses as a percentage of sales for the six months ended July 3, 1999 decreased to 4.0% from 4.3% for the same period in 1998. The decrease is the result of greater leverage of overhead expenses over higher sales volumes.

     Pre-opening expenses. Pre-opening expenses for the six months ended July 3, 1999 increased 63.1% to $1.6 million from $981,000 for the same period in 1998. The increase is attributable to the opening of two new stores and five relocated stores during the first six months of 1999, as compared to the opening of three new stores and one relocated store during the same period in 1998. Additionally, in accordance with Statement of Position 98-5, pre-opening expenses are recognized as incurred during fiscal 1999. Prior to fiscal 1999, pre-opening expenses were deferred until a store's opening date, at which time such costs were expensed in full. Pre-opening expenses as a percentage of sales for the six months ended July 3, 1999 increased to 0.5% from 0.4% for the same period in 1998. The increase is primarily due to a higher number of new and relocated stores during the first six months of 1999.

     Non-recurring expenses. Non-recurring expenses of approximately $10.9 million were incurred during the first six months of 1999, all in the first quarter, resulting from certain decisions by our management regarding our operations and selected store closures. The first decision was a change in our strategic direction with respect to our two Farm to Market stores located in Buffalo Grove, Illinois, and Tempe, Arizona which resulted in a non-recurring expense of $4.5 million. The second decision involved the reallocation of corporate resources to service new and existing stores, rather than closed sites which resulted in a non-recurring expense of $6.4 million. Components of the non-recurring charge consist primarily of non-cancelable lease obligations through the year 2000 in the amount of $1.2 million and abandonment of fixed and intangible assets in the amount of $9.7 million.

     Net interest expense (income). Net interest expense for the six months ended July 3, 1999 was $832,000 as compared to net interest income of $259,000 for the same period in 1998. The change is attributable to increased borrowing from our revolving line of credit to fund new store openings and acquisition of 13 stores in the first six months of 1999, and to lower levels of invested cash in the first six months of 1999.

Fiscal 1998 compared to fiscal 1997

     Fiscal 1998 contained 53 weeks of operations as compared to 52 weeks in fiscal 1997.

     Sales. Sales for the fiscal year ended January 2, 1999 increased 25.0% to $479.9 million from $383.9 million in 1997. The increase was primarily due to the acquisition of seven stores, the opening of eight new stores and the relocation of two stores, as well as the inclusion of a full year of sales for the five new stores opened and nine stores acquired in 1997. Comparable store sales increased 4.0% for 1998, as compared to 5.0% for 1997.

     Gross profit. Gross profit for the fiscal year ended January 2, 1999 increased 26.0% to $145.9 million from $115.8 million in 1997. The increase in gross profit is primarily attributable to the acquisition of seven stores and the opening of eight new stores. As a percentage of sales, gross profit increased to 30.4% from 30.2% in 1997 due to the maturation of our store base, our increasing volume purchase discounts and enhanced inventory management.

     Direct store expenses. Direct store expenses for the fiscal year ended January 2, 1999 increased 16.7% to $99.5 million from $85.3 million in 1997. The increase in direct store expenses is attributable to the increase in the number of stores that we operate. As a percentage of sales, direct store expenses decreased to 20.7% from 22.2% in 1997 due to the matured performance of the new stores opened in 1997, as well as improved control of direct store expenses, particularly payroll and benefits costs.

     Selling, general and administrative expenses. Selling, general and administrative expenses for the fiscal year ended January 2, 1999 increased 39.4% to $19.6 million from $14.1 million in 1997. The increase is primarily attributable to the acquisition of seven stores and the opening of eight new stores during 1998. As a percentage of sales, selling, general and administrative expenses increased to 4.1% from 3.7% in 1997 as a result of additional personnel costs in the information technology, marketing and purchasing departments needed to support our growth plans, as well as additional costs to distribute our marketing materials, such as special flyers, to our customers. In addition, we moved our corporate office during the fourth quarter of 1998 to a larger facility to accommodate an increased support staff for our larger base of stores. There were additional selling, general and administrative expenses for rent and utilities on the new facility, as well as costs of relocating the information systems that we use.

     Pre-opening expenses. Pre-opening expenses for the fiscal year ended January 2, 1999 increased 185.2% to $3.3 million from $1.1 million in 1997. The increase in pre-opening expenses is attributable to the increase in the number of stores opened or relocated. As a percentage of sales, pre-opening expenses increased to 0.7% from 0.3% due to the delayed opening of two stores resulting in additional pre-opening costs primarily in the form of rental payments, as well as the opening of eight new stores in 1998 as compared to five new stores in 1997.

     Non-recurring expenses. Non-recurring expenses for the fiscal year ended January 2, 1999 were $393,000. There were no non-recurring expenses in fiscal 1997. The change is attributed to employee severance costs, inventory and fixed asset write-downs, and lease cancellation costs associated with two immaterial pooling-of-interests transactions during 1998.

     Interest income, net. Net interest income for the fiscal year ended January 2, 1999 was $195,000 as compared to net interest expense of $378,000 in 1997. The change is attributable to the investment of the net proceeds from our public equity offering in December 1997 and to lower levels of indebtedness incurred to fund new store openings and acquisitions.

Fiscal 1997 compared to fiscal 1996

     Sales. Sales for the fiscal year ended December 27, 1997 increased 51.4% to $383.9 million from $253.6 million in 1996. The increase was primarily due to the acquisition of nine stores, the opening of five new stores, and the relocation of one store, as well as the inclusion of a full year of sales for the nine new stores opened and 13 stores acquired in 1996. Comparable store sales increased 5.0% for 1997, as compared to 6.0% for 1996.

     Gross profit. Gross profit for the fiscal year ended December 27, 1997 increased 48.6% to $115.8 million from $77.9 million in 1996. The increase in gross profit on a dollar basis is primarily attributable to the acquisition of nine stores and the opening of five new stores. As a percentage of sales, gross profit decreased to 30.2% from 30.7% in the same period in 1996 due to aggressive pricing programs on advertised items instituted in 1997 and a related increase in the number of lower-margin items offered for sale in our stores, and the effect of acquiring nine stores in the first six months of 1997.

     Direct store expenses. Direct store expenses for the fiscal year ended December 27, 1997 increased 44.7% to $85.3 million from $58.9 million in 1996. The increase in direct store expenses is attributable to the increase in the number of stores that we operate. As a percentage of sales, direct store expenses decreased to 22.2% from 23.2% in the same period in 1996 due to the matured performance of the new stores opened in 1996.

     Selling, general and administrative expenses. Selling, general and administrative expenses for the fiscal year ended December 27, 1997 increased 33.4% to $14.1 million from $10.6 million in 1996. The increase is primarily attributable to the acquisition of nine stores and the opening of five new stores during 1997. As a percentage of sales, selling, general and administrative expenses decreased to 3.7% from 4.2% in 1996 as a result of completing the consolidation of the overhead structure of Alfalfa's Inc. begun in July 1996 (when we acquired ten Alfalfa's natural foods retail stores, including three Capers Whole Foods Market stores in Vancouver, British Columbia).

     Pre-opening expenses. Pre-opening expenses for the fiscal year ended December 27, 1997 decreased 38.3% to $1.1 million from $1.9 million in 1996. The decrease in pre-opening expenses is attributable to the decrease in the number of new stores opened, with only five new stores opened in 1997, as compared to nine in 1996.

     Non-recurring expenses. During 1996, we performed a thorough analysis of our operations subsequent to the acquisition of Alfalfa's and made certain decisions relating to our operations which resulted in a $7.0 million non-recurring charge being recorded, of which $5.7 million were non-cash write-offs. The charge is attributable to (i) closing our store in Lawrence, Kansas, resulting in approximately $800,000 in lease-cancellation costs and asset write-offs, as well as closing a regional bakery and kitchen, resulting in approximately $200,000 in asset write-offs and lease adjustment costs; (ii) moving out of our existing corporate headquarters and relocating to the former Alfalfa's corporate headquarters, resulting in approximately $700,000 in lease-cancellation costs, relocation costs and asset write-offs; and (iii) consolidating certain information systems, resulting in approximately $300,000 in asset write-offs. In addition, after operating the combined companies, management closed the Alfalfa's Seattle, Washington store, resulting in approximately $4.5 million of severance costs, lease-cancellation costs and asset write-offs, and a restaurant in a Capers store, resulting in approximately $500,000 of severance costs, lease- cancellation costs and asset write-offs. At the time of the Alfalfa's acquisition, we had planned to retain the Seattle store and Vancouver restaurant operation.

     Interest expense, net. Net interest expense for the fiscal year ended December 27, 1997 decreased 69.3% to $378,000 from $1.2 million in 1996. The decrease is attributable to the investment of the proceeds from our public stock offerings in October 1996 and December 1997 and to lower levels of indebtedness incurred to fund store openings and acquisitions.

Liquidity and capital resources

     Our primary sources of capital have been cash flow from operations, trade payables, bank indebtedness, and the sale of equity securities. Primary uses of cash have been the financing of new store development, new store openings, acquisitions and purchases of real property.

     Net cash provided by operating activities was $29.3 million during the six months ended July 3, 1999 as compared to $13.9 million during the same period in 1998. Cash provided by operating activities increased during this period primarily due to increases in net income before depreciation and amortization expense and non-recurring expenses. Net cash provided by operating activities was $31.1 million during 1998 and $22.5 million during 1997. Cash provided by operating activities increased during this period primarily as a result of an increase in net income before depreciation and amortization expense and increases in accounts payable and accrued liabilities. Net cash provided by operating activities was $22.5 million during 1997 and $13.9 million during 1996. Cash provided by operating activities increased during this period primarily as a result of an increase in net income before depreciation and amortization expense. We have not required significant external financing to support inventory requirements at our existing and new stores because we have been able to rely on vendor financing for most of the inventory costs, and we anticipate that vendor financing will continue to be available for new store openings.

     Net cash used by investing activities was $97.2 million during the six months ended July 3, 1999 as compared to $36.9 million during the same period in 1998. The increase is due to the opening of two new stores, the acquisition of 13 stores, the relocation of six stores and several store remodels in the first six months of 1999, as well as the construction costs incurred for five new or relocated stores now under construction which are expected to open in the remainder of 1999, as compared to three new stores, one relocated store and six acquired stores in the first six months of 1998 and the construction costs incurred for new stores in development which opened during the remainder of 1998. Net cash used by investing activities was $62.8 million during 1998 and $39.9 million during 1997. The increase is due to the acquisition of seven stores and the opening of eight new stores during 1998, the purchase of real property and the construction costs incurred for six new or relocated stores in development which are expected to open during the first six months of 1999. Net cash used by investing activities was $39.9 million during 1997 and $31.2 million during 1996 due to the acquisition of nine stores and the opening of five new stores during 1997, the purchase of real property and the construction costs incurred for six new stores in development which opened during the first nine months of 1998.

     Net cash provided by financing activities was $71.2 million during the six months ended July 3, 1999 as compared to $2.7 million net cash used during the same period in 1998. The increase reflects increased borrowing under our revolving line of credit, as well as repayment of a $3.2 million note payable. Net cash used by financing activities was $3.9 million during 1998, net cash provided by financing activities was $46.6 million during 1997, and $33.7 million during 1996. The fluctuation was primarily due to net proceeds of $46.5 million from the sale of

2.1 million shares of our common stock pursuant to a public equity offering in December 1997, net proceeds of $31.4 million from the sale of 2.1 million shares of our common stock during its initial public offering in October 1996 and net proceeds of $16.5 million from the July 1996 sale of Series E convertible preferred stock, the proceeds of which were used to fund a portion of the purchase price of Alfalfa's, Inc.


     We have a $120.0 million revolving credit facility. The facility has two separate lines of credit, one in the amount of $90.0 million with a three-year term expiring in 2002 and the other in the amount of $30.0 million with a one-year term, expiring in 2000. Both bear interest, at our option, at the prime rate or LIBOR plus 1.15%. The line of credit agreement includes certain financial and other covenants, as well as restrictions on payments of dividends. As of October 15, 1999, there were $73.0 million in borrowings outstanding under the $90.0 million line of this facility.

     We spent approximately $32.2 million during the first six months of 1999 and anticipate that we will spend approximately $20 million during the remainder of 1999 for new store construction, purchases of real property and leasehold interests, development, remodels and maintenance capital expenditures, exclusive of acquisitions. Our average capital expenditures to open a leased store, including leasehold improvements, equipment and fixtures, have ranged from approximately $2.0 million to $3.0 million over the past 24 months, excluding inventory costs and initial operating losses. Delays in opening new stores may result in increased capital expenditures, increased pre-opening costs and lower sales.


     We opened two stores on owned property in the second quarter of 1999, and acquired a third operating store and the underlying property in the second quarter of 1999 as part of the acquisition of the outstanding stock of Nature's Fresh Northwest. Acquisition of real property and construction of stores requires substantially greater cash outlays than the remodeling of existing leased buildings (i.e., $3.5 to $9.0 million as compared to $2.0 to $3.0 million). We have entered into an agreement to sell one parcel of real property, and we have sold two parcels, in sale-leaseback transactions. If we are not successful in completing the transaction for the sale and leaseback of the property that we currently own, this may result in unplanned, long-term uses of cash that otherwise would be available to fund our operations.

     The cost of initial inventory for a new store has historically been approximately $500,000; however, we obtain vendor financing for most of this cost. Pre-opening costs currently are approximately $250,000 to $350,000 per store and are expensed as incurred. The amounts and timing of such pre-opening costs will depend upon the availability of new store sites and other factors, including the location of the store and whether it is in a new or existing market for us, the size of the store, and the required build-out at the site. Costs to acquire future stores, if any, are impossible to predict and could vary materially from the cost to open new stores. There can be no assurance that actual capital expenditures will not exceed anticipated levels. We believe that cash generated from operations and funds available under our revolving line of credit will be sufficient to satisfy our cash requirements, exclusive of additional acquisitions, through 1999.

Year 2000 readiness statement

     Information technologies. As the Year 2000 approaches, we recognize the need to ensure that our operations will not be adversely affected by Year 2000 software or hardware failures. We have determined that all components of our major software and hardware systems at our corporate headquarters are Year 2000 compliant. All but seven of our stores contain major point-of-sale systems, such as cash registers and scanners, that are also Year 2000 compliant, including those recently acquired through the Nature's and Henry's acquisitions. Total replacement and installation cost to date has been approximately $5.0 million. This cost may increase if we acquire additional stores with noncompliant point-of-sale systems. We will continue to make investments in our software systems and applications to ensure that they are Year 2000 compliant. The financial impact of these investments to us is not anticipated to be material in any single year.

     Vendors, suppliers and service providers. We also are in the process of determining whether our major suppliers, service providers, and financial institutions are Year 2000 compliant. Many of our product vendors are smaller businesses that have not considered the impact of Year 2000 noncompliance and therefore are taking no steps to ensure compliance. To the extent that product vendors' manufacturing or distribution systems fail as a result of Year 2000 noncompliance, certain products carried by our stores could become unavailable, resulting in decreases in operating revenues, although in many circumstances alternative local vendors' products may be available. We are currently requesting Year 2000 compliance statements from our major vendors to determine whether such vendors' distribution of product may be interrupted as a result of Year 2000 compliance problems. We will, based on the responses received, formulate an alternative action plan to ensure minimal impact on the available supply of products in our stores. One of our largest distributors recently provided information to its customers concerning its own Year 2000 compliance. Currently this distributor has upgraded or replaced the majority of its technology infrastructure and devices that had embedded computer chips with compliant systems and devices, and is currently testing its upgrades. At this time, we cannot evaluate the magnitude of the impact that a failure by that distributor to successfully install compliant systems could have on our operations. A failure in the distributor's warehouse facilities could affect our ability to stock product in certain of our stores, resulting in lower sales revenues in those stores. Our stores' operations could be materially adversely affected if utilities, particularly the power supply, are disrupted. At this time we are in the process of developing contingency plans to address product or utility disruptions.

     If our financial institutions are not Year 2000 compliant, a failure in their operating system could result in our temporary inability to access necessary cash resources required for operations; we expect that normal store operations, however, will generate sufficient revenues to cover daily operating needs. Our credit card processor has confirmed to us that it has adapted its systems to accept credit cards issued with expiration dates of 2000 and beyond and has also completed implementation of all phases of its compliance program in accordance with guidelines of the Federal Financial Institutions Examination Council.

     Mechanical systems. We have commenced review of the various individual mechanical systems in our stores, such as heating, ventilation and air conditioning, refrigeration and security systems, to determine whether any Year 2000 compliance issues exist as to these systems. We have contacted the suppliers of certain store systems with embedded chips where Year 2000 compliance may be an issue to obtain confirmation of compliance or instructions for reprogramming in the event of a compliance problem. Responses received to date to a questionnaire sent to service providers of mechanical systems indicate there will be little impact on store operations due to Year 2000 noncompliance in mechanical systems. We do not anticipate that any major store mechanical systems will require replacement because of Year 2000 compliance concerns or that noncompliance of any mechanical systems will have any material effect on store operations. The dollar value of perishable goods that could be affected by a failure in refrigerated systems is small in comparison to the total inventory of any one store.

     The estimates and conclusions regarding Year 2000 impact contained above are forward-looking statements based on our best estimates of future events. Actual results may differ due to certain risks and uncertainties that we cannot, at this time, predict.

                                    BUSINESS

Introduction


     Wild Oats is the second largest natural foods supermarket chain in North America. As of the date of this prospectus, we operate 92 stores in 21 states and British Columbia, Canada under several names, including:

     o    Wild Oats Community Market (Nationwide)

     o    Alfalfa's Markets (CO and NM)

     o    Henry's Marketplace (San Diego, CA)

     o    Nature's Fresh and Nature's Northwest (Portland, OR)

     o    Capers Community Market (British Columbia, Canada)

     We are dedicated to providing a broad selection of high quality natural and gourmet foods and related products at competitive prices in an inviting and educational store environment emphasizing customer service. Our stores range in size from 2,500 to 42,000 gross square feet and feature natural alternatives for virtually every product category found in conventional supermarkets. Wild Oats provides its customers with a one-stop, full-service shopping alternative to both conventional supermarkets and traditional health food stores.

     Since acquiring our first natural foods store in 1987, we have pursued an aggressive growth strategy. We have grown from 49 natural foods stores located in eight states and Canada at the end of 1996 to 73 stores in 18 states and Canada as of the end of 1998, for a compound annual growth rate of 22.1%. Wild Oats' sales grew from $253.6 million to $479.9 million, for a compound annual growth rate of 37.6%, during that same period. Our sales for the first six months of 1999 were $305.3 million, compared to $230.3 million in the same period in 1998, an increase of 32.6%, due largely to the opening of two new stores and the acquisition of 13 stores in the first six months of 1999.

     Our growth has been driven by the acquisition of independent and small chain natural foods store operators, the opening of new stores and positive comparable store sales growth. To date in 1999, we have opened six new stores and acquired 24 operating natural foods stores, including:

     o Nature's Fresh Northwest, which owned seven operating stores and one site in development in metropolitan Portland, Oregon

     o Henry's Marketplace, which owned 11 stores and one site in development in metropolitan San Diego, California


     As a result of our aggressive growth, we have increased our penetration of existing markets, entered new geographic markets and created a stronger platform for future growth. Since the beginning of 1997, we have successfully entered a number of new states, including Arizona, Arkansas, Connecticut, Illinois, Indiana, New Jersey, New York, Ohio, Oklahoma, Oregon, Tennessee, and Texas. We believe our growth has resulted in operating efficiencies created by:

     o    warehousing, distribution and administrative economies of scale

     o    improved volume purchasing discounts

     o    coordinated merchandising and marketing strategies

Natural products industry


     Retail sales of natural products have grown from $7.6 billion in 1994 to sales of $19.0 billion in 1998, a 25.7% compound annual growth rate, and total sales of natural products (including over the internet, by practitioners, by multi-level marketers and through mail order) reached $25.4 billion in 1998. Sales growth in the traditional supermarket industry has remained relatively flat over the same period. We believe that this growth reflects a broadening of the natural products consumer base which is being propelled by several factors, including healthier eating patterns, increasing concern regarding food purity and safety and greater environmental awareness. While natural products generally have higher costs of production and correspondingly higher retail prices, we believe that more of the population now attributes added value to high quality natural products and is willing to pay a premium for such products. The increase in the availability of natural products in conventional supermarkets, whose sales of natural foods products increased by 18.0% in 1998, demonstrates the increase in consumer acceptance of natural products. Despite the increase in natural foods sales within conventional supermarkets, we believe that conventional supermarkets still lack the total shopping experience that natural foods stores offer. Many natural foods stores develop a more personal relationship with increased interaction between store staff and customers than that of conventional supermarkets. Conventional supermarkets may also have less appeal for natural foods shoppers because they are largely dependent on brand names, resulting in a more limited selection of products to choose from. Conventional supermarkets also struggle to compete with us on pricing in many natural foods categories because of our comprehensive selection and our use of a large number of independent vendors. As a result, while conventional supermarkets may carry a limited selection of natural foods products, they do not duplicate the inventory of natural foods stores which carry a more comprehensive selection of natural products sourced from a large number of independent vendors. In addition, conventional supermarkets cannot match our pricing in many categories because of our greater buying power.


     We believe we have developed a differentiated concept that provides the expanding natural foods consumer base with an attractive one-stop, full-service shopping alternative to both the conventional supermarket and the traditional natural health foods store and one which appeals to a broader, more mainstream customer base than the traditional natural foods store. Our thorough selection of natural health foods products appeals to health conscious shoppers while we also offer virtually every product category found in a conventional supermarket, including grocery, produce, meat, poultry, seafood, dairy, frozen, deli, bakery, vitamins and supplements, health and body care and household items. Our positioning, coupled with industry data that states that the natural products industry comprises less than 2.5% of the total supermarket industry, offers significant potential for us to continue to expand our customer base.

Operating strategy

     Our objective is to become the grocery store of choice both for natural foods shoppers and quality-conscious consumers in each of our markets by emphasizing the following key elements of our operating strategy:

     Destination format. Our stores are one-stop, full-service supermarkets for customers seeking high quality natural and gourmet foods and related products. In most of our stores, we offer between 10,000 and 25,000 stock- keeping units of natural foods products in virtually every product category found in a conventional supermarket. Our stores carry a much broader selection of natural and gourmet foods and related products than those offered by typical independent natural foods stores or conventional supermarkets.

     High quality, unique products. We seek to offer the highest quality products throughout our merchandise categories and emphasize unique products and brands not typically found in conventional supermarkets. Our strict quality standards require products to be minimally processed, free of preservatives, artificial colors and chemical additives and not tested on animals. Each of our stores tailors its product mix to meet the preference of its local market, in particular sourcing produce from local organic growers whenever possible. We also operate regional commissary kitchens and bakeries that provide our stores with fresh bakery items and a unique assortment of prepared foods for the quality and health-conscious consumer.

     Educational and entertaining store environment. At Wild Oats, shopping is "theater." Each store strives to create a fun, friendly and educational environment that makes grocery shopping enjoyable, encouraging shoppers to spend more time in the store and to purchase new products. In order to enhance our customers' understanding of natural foods and how to prepare them, we train our store staff to educate customers as to the benefits and quality of our products and prominently feature educational brochures and newsletters, as well as an in-store consumer information department. In addition, many stores offer cafe seating areas, espresso and fresh juice bars and in-store massage therapists, all of which emphasize the comfortable, relaxed nature of the shopping experience. We believe our knowledgeable store staff and high ratio of store staff to customers results in significantly higher levels of customer service than in a conventional supermarket.

     Extensive community involvement. We seek to engender customer loyalty by demonstrating our high degree of commitment to the local community. Each store makes significant monetary and in-kind contributions to local not-for-profit organizations through programs such as "5% Days," where a store may donate 5% of its gross sales one day in a given month to a local not-for-profit group, and a "Charity Work Benefit" where we pay employees for time spent working for local charities.

     Flexible store format. Our flexible store format enables us to customize our stores to specific site characteristics and to meet the unique needs of a variety of markets. Our supermarket format stores are adapted in size and product selection to suburban markets and our urban format stores are designed to appeal in size and product selection to more densely populated urban markets. We believe that this flexible store format strategy allows us to operate successfully in a diverse set of markets, enabling us to reach a broader customer base and to increase our market penetration.

     Competitive pricing. We seek to offer products at prices which are at or below those of other natural foods stores. We have implemented a competitive price program designed to ensure that high quality, all natural items in each product category are offered at prices that are competitive with those offered on similar items in conventional supermarkets. We have also expanded our private label programs to include a large selection of high quality private label products under our "Wild Oats" and "A Wild Oats Down to Earth Value" line at competitive prices. We believe these pricing programs broaden our consumer appeal and encourage our customers to fill more of their shopping needs at our stores.

     Motivated staff. We have developed a unique culture by encouraging active participation and communication among all staff members, advocating store-level participation in a variety of marketing, merchandising and operating decisions and rewarding staff based upon the achievement of targeted store-level sales, profitability and other financial performance criteria. In 1998, we introduced a new compensation program that includes the award of incentive stock options to all our full-time employees who have been with us for one year or more. In addition, we generally hire individuals dedicated to the concept of natural foods and a healthy lifestyle. We believe that these practices translate into a satisfied and motivated staff and a high level of customer service.

Growth strategy

     Our growth strategy is to increase sales and income through:

     o acquisitions of independent and small chain natural foods store operators

     o    opening of new stores

     o    year over year comparable store sales growth


     We plan to open one additional new store in the remainder of 1999 and to open, acquire or relocate as many as 20 stores in 2000. We intend to continue our expansion strategy by increasing penetration in existing markets and expanding into new regions which we believe are currently underserved by natural foods retailers. While we believe that most of our new store expansion will result from new store openings, we continue to evaluate acquisition opportunities in both existing and new markets. We have identified and are negotiating with several potential acquisition candidates, although we have no present commitments or agreements with respect to any such acquisitions.

     We currently have leases signed for 11 new stores and 5 relocations of existing stores as follows:


                                             Projected
             Site Name                     Opening Date
             ---------                     ------------
1.     Nashville, Tennessee                   Q4 1999
2.     Long Beach, California                  2000
3.     West Hartford, Connecticut              2000
4.     Westport, Connecticut*                  2000
5.     South Florida (two sites)*              2000
6.     Overland Park, Kansas                   2000
7.     Chesterfield, Missouri                  2000
8.     Creve Coeur, Missouri                   2000
9.     Henderson, Nevada*                      2000
10.    Reno, Nevada                            2000
11.    Cleveland, Ohio                         2000
12.    Cincinnati, Ohio                        2000
13.    Cleveland, Ohio                         2000
14.    Portland, Oregon                        2000
15.    Salt Lake City, Utah*                   2000

*      Relocation

     Acquisition of independent and small chain natural foods store operators. During the first nine months of 1999, we acquired 24 natural foods stores: seven in metropolitan Portland, Oregon; 11 in metropolitan San Diego, California; three in Tucson, Arizona: two in Hartford and Norwalk, Connecticut and one in Melbourne, Florida. In 1998, we acquired seven natural foods stores in Nashville, Tennessee; Columbus, Ohio; New York, New York; Victoria, British Columbia; Santa Barbara, California; Little Rock, Arkansas and Boulder, Colorado.


     Opening of new stores. Year-to-date in 1999, we have opened six new stores in Phoenix, Arizona; Hinsdale and Evanston, Illinois; Madison, New Jersey, Albuquerque, New Mexico and Tulsa, Oklahoma, and relocated five stores in Phoenix, Arizona; Ft. Collins, Colorado; Portland, Oregon; Salt Lake City, Utah and Memphis, Tennessee. We also closed two Farm to Market stores in Tempe, Arizona and Buffalo Grove, Illinois. In 1998, we opened eight new stores in Santa Monica, California; Westminster, Colorado; Pinecrest and South Beach, Florida; Indianapolis, Indiana; Las Vegas, Nevada; Princeton, New Jersey and Dallas, Texas, and relocated two stores, one in each of Denver, Colorado and Columbus, Ohio.

     Year over year comparable store sales growth. We believe that historical growth in sales at our existing stores reflects continued strong growth in the natural foods industry as well as improved execution of our operating strategy. We continually seek to increase sales at our existing stores and have undertaken several initiatives designed to increase comparable store sales. We seek to attract new customers, generate repeat business and gradually increase the size of the average transaction by introducing, expanding and improving key merchandise categories such as perishables (produce, deli and prepared foods) and private label products, as well as implementing expanded marketing programs and expanding customer service.

Store locations

        The following map and store list show the number of stores that Wild Oats operates in each state and Canadian province and the cities in which Wild Oats stores are located:
[MAP OF UNITED STATES HIGHLIGHTING STATES IN WHICH STORES LOCATED OMITTED]



ARIZONA                  COLORADO                        INDIANA                     OKLAHOMA
Phoenix (2)              Aurora                          Indianapolis                Tulsa
Scottsdale               Boulder (3)
Tucson (3)               Colorado Springs                KANSAS                      OREGON
                         Denver(3)                       Mission                     Beaverton
ARKANSAS                 Fort Collins                                                Eugene (2)
Little Rock              Glendale                        MISSOURI                    Lake Oswego
                         Greenwood Village               Kansas City                 Portland (4)
CALIFORNIA               Lakewood                        St. Louis
Berkeley                 Littleton                                                   TENNESSEE
Encinitas                Westminster                     NEVADA                      Memphis (2)
Mission Viejo                                            Las Vegas (3)               Nashville
Laguna Beach             CONNECTICUT
La Mesa                  Hartford                        NEW JERSEY                  TEXAS
Los Angeles              Norwalk                         Princeton                   Dallas
Pasadena                                                 Madison
Poway                    FLORIDA                                                     UTAH
Sacramento               Boca Raton                      NEW MEXICO                  Salt Lake City (3)
San Anselmo              Fort Lauderdale                 Albuquerque (3)
San Diego (6)            Miami Beach                     Santa Fe (3)                WASHINGTON
Santa Barbara            Pinecrest                                                   Vancouver
Santa Monica (2)         West Melbourne                  NEW YORK
Santee                   West Palm Beach                 New York City               BRITISH COLUMBIA, CANADA
Solana Beach                                                                         Vancouver (2)
Sunnyvale                ILLINOIS                        OHIO                        Victoria
West Hollywood           Evanston                        Upper Arlington             West Vancouver
                         Hinsdale

Site selection and store format

     Prior to opening or acquiring a store, we analyze the local market and we consider:

     o certain demographic data, such as education level, median income, population density and age distribution

     o certain lifestyle data, such as the levels of cultural awareness, physical exercise, health consciousness and environmental awareness in the community

     o the existing competition

     Our flexible strategy allows us to open stores in a variety of locations and adapt our store layout and merchandise selection to accommodate specific site characteristics, regional themes and local cultural traditions. We seek locations of approximately 15,000 to 35,000 square feet for our supermarket format stores and generally seek to be either an anchor tenant in a regional neighborhood shopping center or a stand-alone store with high visibility, easy access and plenty of parking. We seek locations of approximately 8,000 to 15,000 square feet for our urban format stores and generally seek to be in the commercial district of densely populated residential areas with convenient parking and a high level of foot traffic.

     When we acquire a store, we remodel the store in accordance with our specifications. These acquired stores remain in operation while they are being remodeled. If the stores are to be renamed "Wild Oats Community Market," they are not renamed until the remodeling is completed. The timing and cost of the remodel of each store varies depending on the location of the store and whether it is in a new or existing market for us, the size of the store and the required build-out. We typically require two to four months to remodel a store.

Products

     We offer our customers a broad selection of unique, high-quality products that are natural alternatives to those found in conventional supermarkets. We typically do not offer well-known national conventional brands and focus instead on a comprehensive selection of lesser-known natural branded products within each category. Although the core merchandise assortment is similar at each of our stores, individual stores adapt the product mix to reflect local and regional preferences. Our stores source produce from local organic growers whenever possible and typically offer a variety of local products unique to the region. In addition, in certain markets, our stores may offer more food service, gourmet and ethnic items as well as feature more value-added services such as gift baskets, catering and home delivery, while in other markets, a store may focus more on bulk foods, produce and staple grocery items. We regularly introduce new high-quality and locally grown products in our merchandise selection to minimize overlap with products carried by conventional supermarkets.

     In addition, we intend to continue to expand and enhance our prepared food and in-store cafe environment. We believe that consumers are increasingly seeking convenient, healthy, "ready-to-eat" meals and that by increasing our commitment to this category we can provide an added service to our customers, broaden our customer base and further differentiate ourself from conventional supermarkets and traditional natural foods stores.

     Quality standards. Our objective is to offer products which meet the following standards:

     o free of preservatives, artificial colors, chemical additives and added hormones

     o organically grown, whenever possible

     o minimally processed

     o not tested on animals

We continually evaluate new products, quality issues and controversial ingredients and frequently counsel store managers on compliance with our strict product standards.


     Private label. The natural foods industry is highly fragmented and characterized by many small independent vendors. As a result, we believe that our customers do not have strong loyalty to particular brands of natural foods products. In contrast to conventional supermarkets whose private label products are intended to be low cost alternatives to name-brand products, we have developed a private label program in order to build brand loyalty to specific products based on our relationship with our customers and our reputation as a natural foods authority. Through this program, we have successfully introduced a number of high quality, unique private label products, such as chocolate bars, gourmet breads, salsa, salad dressings, vitamins, chips, pretzels, tortillas, fresh juices, pasta, pasta sauces, oils and canned fruit. We intend to continue to expand our private label product offerings on a selected basis, and anticipate doubling the number of private label stock-keeping units in the next twelve to eighteen months. In 1999, we introduced our "A Wild Oats Down to Earth Value" label of "staple" products, such as peanut butter, coffee and bottled water, to offer our customers quality natural products at competitive prices.

     Pricing. In general, natural and gourmet foods and related products have higher costs of production and correspondingly higher retail prices than conventional grocery items. Our pricing strategy has been to maintain prices that are at or below those of our natural foods competitors while educating our customers as to the higher quality and added value of our products so as to differentiate them from conventional products. Like most conventional supermarkets, we regularly feature dozens of sale items. Sale items are promoted through a variety of media, including direct mail, newspapers and in-store flyers. We regularly monitor the prices at natural foods and conventional supermarket competitors to ensure our prices remain competitive.

Company culture and store operations

     Company culture. Our culture is embodied in our "Four Areas of Responsibility": responsibility to our customers, our staff, our community and our bottom line. In particular, we believe that knowledgeable, satisfied and motivated staff members have a direct impact on store performance and overall profitability. We have made a substantial commitment to staff training, including the creation of "Wild Oats University," an in-house training program. We generally hire individuals dedicated to the concept of natural foods and a healthy lifestyle and seek to promote store-level employees to positions of increasing responsibility.

     Management and employees. Our stores are organized into geographic regions, each of which has a regional director who is responsible for the store operations within his or her region and who reports to our senior management. The regional directors are responsible for, and frequently visit, their cluster of stores to monitor financial performance and ensure adherence to our operating standards. We maintain a staff of corporate level department specialists including Natural Living, Food Service, Produce, Meat/Poultry/Seafood and Grocery coordinators who manage centralized buying programs and assist with store-level merchandising, pricing and staff training to ensure company-wide adherence to product standards and store concept.

     Staff members at the store and home-office level participate in an incentive plan that ties compensation awards to the achievement of specified store-level or company-wide sales, profitability and other performance criteria. We also seek to foster enthusiasm and dedication in our staff members through comprehensive benefits packages including health insurance and wellness programs as well as an employer matching 401(k) plan and equity incentive plans. In 1998, we introduced a new compensation program that includes the award of incentive stock options to all our full-time employees who have been with us for one year or more.

Purchasing and distribution

     We have a centralized purchasing function which sets product standards, approves products and negotiates volume purchase discount arrangements with distributors and vendors. Individual store purchases are handled through their department managers who make purchasing decisions within these established parameters. This approach enables each store to customize its product mix to meet the needs and preferences of its customers while adhering to our established product standards and allowing each store to benefit from our volume purchasing discounts.


     The wholesale segment of the natural foods industry provides a large and growing array of product choices across the full range of grocery product categories. Although we purchase products from more than

6,700 suppliers, we purchase approximately one-third of the products sold in our stores from United Natural Foods Inc., a wholesale distributor that operates multiple warehouses nationwide. We believe that this distributor has the capacity to service all of our existing stores as well as most of our future sites, although this distributor has recently experienced some problems with the consolidation of its eastern U.S. warehouse operations. As a result of our rapid growth, we have been able to negotiate greater volume discounts with this distributor and certain other vendors. In 1998, we entered into a four-year national buying agreement with United Natural Foods Inc. We have no supply contracts with the majority of our smaller vendors, who could discontinue selling to us at any time. Although we believe that we could develop alternative sources of supply, any such termination may create a short-term disruption in store-level merchandise selection. We are a party to an interim buying agreement with a distributor in Vancouver, British Columbia, Canada under which we are obligated to purchase certain products from the distributor for certain of our Canadian stores, provided the purchase price is the lowest price offered by our various distributors in that region.

     Most products are delivered directly to our stores by vendors and distributors. We currently operate two warehouse facilities, one in Denver, Colorado and one in Los Angeles, California, which receive and distribute truckload purchases of produce and grocery items and distribute products that cannot be delivered directly to the stores by outside vendors. We maintain a small fleet of local delivery vans and over-the-road trucks. As we enter new markets, we will review the need for additional warehouse and distribution facilities.

     We operate eight commissary kitchens in Phoenix, Arizona; Los Angeles, California; Denver, Colorado; Las Vegas, Nevada; Santa Fe, New Mexico; Eugene and Portland, Oregon and Vancouver, British Columbia, Canada, as well as a bakeries in Phoenix and Tucson, Arizona; San Diego, California and Denver, Colorado. These facilities produce deli food, take-out food, bakery products and certain private label items exclusively for sale in our stores. Each kitchen can make daily deliveries to stores within a hundred mile radius of the facility. We intend to add new kitchens as we expand into new markets.

Marketing

     Our marketing programs are primarily focused on in-store customer education and information. We believe that our customers are more responsive to the quality of the shopping experience, issue-based marketing and word-of-mouth advertising than to price-based marketing and traditional media advertising. As a result, we focus on consumer education and emphasize the benefits and quality of our products such as the fact that an item is organic or grown locally. We use a variety of media, including in-store flyers, newspaper inserts and promotional brochures in which we promote the depth of our merchandise selection, benefits of natural products and "down to earth" competitive prices. When we first enter a new market, we execute an intense marketing campaign to build awareness of our new store and its selection of natural products. After the initial campaign, this advertising is replaced by the marketing strategies described above. In 1998, we launched our Internet grocery store, "shop.wildoats.com", which offers approximately 1,000 stock-keeping units of vitamins, supplements and private label products for sale in the United States. We intend to expand our product selections offered by our Internet store over time.

     Our advertising costs historically have been less than 1.5% of sales. We operate a multifaceted annual promotional program to our vendors which allows for different degrees of promotional participation and commits vendors to full year marketing expenditures in advance. In exchange for participation in our promotional program, vendors receive access to national advertising programs, detailed feedback on volume movement and the ability for longer term production planning.

Management information systems


     Our management information systems have been designed to provide detailed store-level financial data, including sales, gross margin, payroll and store contribution, to regional directors and store managers and to our headquarters on a timely basis. Currently, certain store-level accounting and inventory management systems are processed manually. We purchased a software system to convert the store level point-of-sale and pricing systems to one system and to track product movement, and have installed new hardware to run such software and implemented such systems in more than 95% of our stores to date. All but three of the remaining stores, exclusive of new acquisitions, have been converted as of the end of the third quarter of 1999. All new stores will be using the new hardware and software systems going forward.



     We have also implemented new, faster credit card processing systems company-wide to reduce transaction time at the cash register and the cost to us of individual credit card transactions. We have also implemented a wide-area network to allow faster data transmissions between our headquarters and stores, and between our stores and our credit card processor. These new systems are fully operational in 80% of our stores, and the remaining stores are targeted for conversion to IBM point-of-sale systems, with the exception of the stores in Canada, by the first quarter of 2000. We have determined that all components of our major computer systems are Year 2000 compliant and that the cash registers being installed in our stores are Year 2000 compliant. We have requested Year 2000 compliance certification from our major vendors, service providers and financial institutions. We do not anticipate that we will incur any material expense related to Year 2000 compliance in 1999.

Competition


     Our competitors currently include other independent and multi-unit natural foods supermarkets, smaller traditional natural foods stores, conventional supermarkets and specialty grocery stores. While certain conventional supermarkets, smaller traditional natural foods stores and small specialty stores do not offer as complete a range of products as we do, they compete with us in one or more product categories. A number of other natural foods supermarkets offer a range of natural foods products similar to those offered in our stores. We believe that the principal competitive factors in the natural foods industry include customer service, quality and variety of selection, store location and convenience, price and store atmosphere. We believe that our primary competitor is Whole Foods Market, Inc., a publicly-traded company based in Texas which, as of September 1999, had 100 stores and had gross annual sales of approximately $1.4 billion in its 1998 fiscal year. We currently compete directly with Whole Foods in California, Colorado, Florida, Illinois and Texas.

Employees

     As of September 27, 1999, we employed 5,763 full-time individuals and 2,115 part-time individuals. Approximately 7,838 of our employees are engaged at the store-level and 241 are devoted to regional administrative and corporate activities. We believe that we maintain a good relationship with our employees. One small group of employees at one of our acquired stores was unionized at the time of the store's acquisition and continues to be unionized. We anticipate that in the future one or more of our stores may be the subject of attempted organizational campaigns by labor unions representing grocery industry workers, and that from time to time certain of our stores may be picketed by local labor unions relating to area wage and benefit standards. Three of our stores (including two recently acquired stores in metropolitan San Diego, California) are currently being picketed relating to area standards.

Properties

     We currently lease an aggregate of approximately 29,478 square feet for our corporate offices in Boulder, Colorado. The lease for the corporate headquarters expires in September 2003 and has two renewal options for an additional three years each. The rental payment is a fixed base rate.


     We lease the majority of our currently operating stores. We currently have leases signed for 11 new stores and five relocations projected to open in the remainder of 1999 and 2000. We currently own one parcel of real property on which an operating store is located. We anticipate that we will sell the real property we currently own under a sale and leaseback transaction, where the purchaser will lease the properties back to us at certain specified terms. Our leases typically provide for a ten-to-twenty year base term and generally have several renewal periods. The rental payments are either fixed base rates or percentages of sales with minimum rentals. All of the leases are accounted for as operating leases.

Litigation


     In August 1998, we filed Wild Oats Markets, Inc. v. Plaza Acquisition, Inc. in United States District Court for the Northern District of Illinois, Eastern Division, seeking recovery of $300,000 in tenant improvement allowances owed to us by our landlord for the build-out of our Buffalo Grove, Illinois store. The landlord counterclaimed for $1 million in damages, alleging that we breached covenants requiring construction to be completed by a certain date and other operating covenants. After we closed the Buffalo Grove store in May 1999, the landlord increased its counterclaim to $3 million, including accelerated rent resulting from an alleged breach of a continuous operations clause in the lease. However, because the lease requires us to pay percentage rent only until a certain level of gross sales is achieved, and because that level was never achieved, the actual amount of rent due, even if accelerated, cannot be determined at this time. We asserted several defenses to the counterclaim. Motions for summary judgment were filed by each party. Our motion was denied and the landlord's motion to accelerate rent was granted; however, at this time an assessment of damages, if any, to which the landlord may become entitled cannot be made for the reasons stated above.

     Alfalfa's Canada, Inc., our Canadian subsidiary, is a defendant in a suit brought in the Supreme Court of British Columbia, by one of its distributors, Waysafer Wholefoods Limited and one of its principals, seeking monetary damages for breach of contract and injunctive relief to enforce a buying agreement for three Canadian stores entered into by a predecessor of Alfalfa's Canada, Inc. The suit was filed in September 1996. In June 1998, we filed a Motion for Dismissal on the grounds that the contract in dispute constituted a restraint of trade. The Motion was subsequently denied. We do not believe our potential exposure in connection with the suit to be material.

     There are no other material pending legal proceedings to which we or our subsidiaries are a party. From time to time, we are involved in lawsuits that we consider to be in the normal course of our business.

Trademarks

     The following are our federally registered trademarks:


     o    Wild Oats (R)                       o     Henry's Marketplace (R)
     o    Wild Oats Community Market (R)      o     Nature's Fresh Northwest (R)

     We also own the following additional trademarks:

     o    Alfalfa's Market(TM)                o     Oasis Fine Foods(TM)
     o    Beans, Grains & Things(TM)          o     Peoples' Market(TM)
     o    Capers Community Market(TM)         o     Sunshine Grocery(TM)
     o    Nature's(TM)                        o     Uptown Whole Foods(TM)
     o    Nature's Fresh(TM)

                                                    MANAGEMENT

Executive officers and directors

     Our executive officers and directors are as follows:

Name                                      Age    Position


Michael C. Gilliland (1)................. 41     Chief Executive Officer and Director
James W. Lee............................. 48     President and Chief Operating Officer
Elizabeth C. Cook (1).................... 40     Executive Vice President and Director
Mary Beth Lewis.......................... 41     Vice President of Finance, Chief Financial Officer, and Secretary
John R. Baker............................ 43     Vice President of New Store Operations
Freya R. Brier........................... 41     Vice President of Legal and General Counsel
Nancy B. Casey........................... 35     Treasurer and Controller
Harry T. Day............................. 36     Vice President of Marketing
Ronald J. Feldman........................ 52     Vice President of Real Estate
John E. Lauderbach....................... 49     Vice President of Information Technology
Peter F. Williams........................ 42     Vice President of Human Resources
John A. Shields (2)...................... 56     Chairman of the Board
David M. Chamberlain (3)................. 56     Vice Chairman of the Board
Brian K. Devine (3)...................... 57     Director
David L. Ferguson (2) ................... 44     Director
James B. McElwee (3) .................... 47     Director
Morris J. Siegel (2)..................... 49     Director

-----------------
(1)  Michael C. Gilliland and Elizabeth C. Cook are husband and wife.
(2)  Member of Audit Committee.
(3)  Member of Compensation Committee.

     Michael C. Gilliland co-founded Wild Oats and has been the Chief Executive Officer and a Director of Wild Oats since its inception in October 1987. Mr. Gilliland also served as President and Chairman of the Board from inception until July 1996. Prior to forming Wild Oats in 1987, Mr. Gilliland was involved in several entrepreneurial ventures.

     James W. Lee joined Wild Oats as its Chief Operating Officer in September 1996 and became President of Wild Oats in January 1997. Mr. Lee was Group Vice President, Store Operations-Central Division of Ralphs Grocery Company ("Ralphs") from February 1993 to September 1996. He was also Group Vice President, Store Operations-Southern Division from February 1991 to January 1993 and Vice President, Store Operations-Northern Division from February 1988 to January 1991 with Ralphs.

     Elizabeth C. Cook co-founded Wild Oats and has been a Vice President and Director of Wild Oats since its inception in October 1987 and has been Executive Vice President since July 1997. Ms. Cook was General Counsel until December 1996. Prior to that, from 1983 to 1987, Ms. Cook was tax counsel on staff with the Atlantic Richfield Company.

     Mary Beth Lewis joined Wild Oats as its Chief Financial Officer in September 1992 and has been Vice President of Finance since July 1997. From August 1986 until August 1992, Ms. Lewis worked for Price Waterhouse LLP.

     John R. Baker joined Wild Oats as Vice President of New Store Development in September 1999. From 1981 to September 1999, Mr. Baker worked for Bennigan's Restaurants in several positions, most recently as Director of Operations and prior to that as Director of Franchise Operations, International Division, and Director of Training and Development.

     Freya R. Brier joined Wild Oats as General Counsel in December 1996 and has been Vice President of Legal since July 1997. Ms. Brier was Corporate Counsel for Synergen, Inc. from January 1993 through January 1995, and a legal consultant to Amgen, Inc. from February 1994 to November 1996. Prior to joining Synergen, Ms. Brier was a partner with the Denver law firm of Holme Roberts & Owen LLP.

     Nancy B. Casey joined Wild Oats as Controller in May 1996, and has been Treasurer since August 1999. From September 1991 through April 1996, Ms. Casey worked for Price Waterhouse LLP. Ms. Casey is a Certified Public Accountant.


     Harry T. Day joined Wild Oats as Vice President of Marketing in October 1999. From 1996 through 1999, Mr. Day was Vice President of Marketing for Ruth
U. Fertel, Inc., which operates Ruth's Chris Steak House restaurants. From 1993 to 1996, Mr. Day was Director of Communications for Brinker International.

     Ronald J. Feldman joined Wild Oats as Vice President of Real Estate in October 1997. From 1994 to September 1997, Mr. Feldman was Vice President of Real Estate Development for Quizno's Corporation. From 1991 to 1994, Mr. Feldman was Vice President Restaurant Services of Retail One.

     John E. Lauderbach joined Wild Oats as Vice President of Information Technology in August 1997. From 1974 to 1997, Mr. Lauderbach was with Wolohan Lumber Co., serving as Director of Management Information Systems from 1992 to July 1997.

     Peter F. Williams joined Wild Oats as Vice President of Human Resources in May 1997. From 1992 to 1997, Mr. Williams was with Boston Chicken, Inc., serving as Senior Director of Human Resources from 1993 to April 1997.

     John A. Shields has been Chairman of the Board of Wild Oats since July 1996. Mr. Shields was a member of the Board of Directors of Alfalfa's, Inc. from June 1995 to July 1996. He has been Chairman of the Board of Homeland Stores, Inc. since October 1997. From January 1994 through December 1997, he was Chairman of the Board of Delray Farms Markets, a chain of produce, meat and deli markets. From 1983 until 1993, Mr. Shields was President and Chief Executive Officer of First National Supermarkets. He is currently a director of DIY Home Warehouse, Inc., Homeland Stores, Inc., Pasta Montana L.L.C., Veterinary Imaging Company and Shore Bank and Trust Company.

     David M. Chamberlain has been the Vice-Chairman of the Board of Wild Oats since July 1996 and a Director of Wild Oats since July 1994. Mr. Chamberlain is currently Vice Chairman of L. Kee & Co., Inc., a home textiles company. Mr. Chamberlain held the positions of President and CEO of Genesco, Inc., a shoe wholesaler/retailer company, from October 1994 through January 1997, and is currently its Chairman of the Board. From May 1993 to October 1994, Mr. Chamberlain was a principal of Consumer Focus Partners, a private investment firm. Prior to that, from October 1983 until May 1994, he was with Shaklee Corp., a nutritional products company, serving most recently as Chairman.

     Brian K. Devine has been a Director of Wild Oats since October 1997. Mr. Devine is Chairman, President and Chief Executive Officer of Petco Animal
Supplies, Inc., and has been with Petco since August 1990. Prior to joining Petco, Mr. Devine was President of Krause's Sofa Factory, a furniture retailer and manufacturer, from 1988 to 1989.


     David L. Ferguson has been a Director of Wild Oats since November 1994 and has been a general partner of Chase Capital Partners (the general partner of Chase) since 1989. Prior to joining Chase Capital Partners, he was a member of the mergers and acquisitions groups of Prudential Securities, Inc. from 1987 to 1989 and Bankers Trust New York Corporation from 1985 to 1987. Mr. Ferguson currently serves as a director of Guitar Center, Inc., Airbase Services, HOB Entertainment, jetBlue Airways Corporation, M2 Automotive, and Terrace Corporation.

     James B. McElwee has been a Director of Wild Oats since July 1993. Since November 1992, Mr. McElwee has been a general partner of Weston Presidio Capital (the general partner of Weston Presidio Offshore Capital C.V.). From July 1979 until November 1992, he was Senior Vice President and a Managing Director of the Security Pacific Venture Capital Group.

     Morris J. Siegel has been a Director of Wild Oats since October 1998. Mr. Siegel has been Chairman of the Board of Celestial Seasonings, Inc. since 1991. In 1970 Mr. Siegel founded Celestial Seasonings, Inc., and was President and Chairman of the Board until 1986. From 1986 until 1991 Mr. Siegel was involved in private investments and not-for-profit activities. He served as Chief Executive Officer of Celestial Seasonings from 1991 to 1997 and has served as a director since 1988. He also serves on the Board of Corporate Express, Inc. and is a director for various non-public and not-for-profit corporations and organizations.

                       PRINCIPAL AND SELLING STOCKHOLDERS


     The following table sets forth certain information with respect to the beneficial ownership of our common stock as of October 1, 1999, and, as adjusted to reflect the sale of the common stock being offered hereby and assuming no exercise of the underwriter's over-allotment option, by:

     o    each of our directors and executive officers

     o    all our directors and executive officers as a group

     o each person, or group of affiliated persons, who is known by us to own beneficially more than 5% of our common stock

     o    each selling stockholder


                                                                             Number of
                                                        Beneficial         Shares to be          Beneficial
                                                    Ownership Prior to      Sold in the        Ownership After
                                                     the Offering (1)         Offering         the Offering (1)
                                                    -----------------------------------------------------------
Name                                                  Number     Percent                     Number      Percent
----                                                  ------     -------                     ------      -------
Directors and Executive Officers:
Michael C. Gilliland (2).........................   1,705,997       11.6            -0-     1,705,997       10.4
Elizabeth C. Cook (3)............................   1,705,997       11.6            -0-     1,705,997       10.4
John A. Shields (4)..............................      83,674          *         10,000        73,341          *
David M. Chamberlain (5).........................      51,656          *         20,428        31,228          *
Brian K. Devine (6)..............................      13,256          *            -0-        12,923          *
David L. Ferguson (7)............................   1,594,390       10.8        600,000       994,390        6.1
James B. McElwee (8).............................      15,515          *            -0-        15,182          *
Morris J. Siegel (9).............................       5,593          *            -0-         5,426          *
James W. Lee (10)................................      30,688          *            -0-        29,199          *
Mary Beth Lewis (11).............................      24,141          *            -0-        23,619          *
John R. Baker....................................         -0-          *            -0-           -0-          *
Freya R. Brier (12)..............................       4,389          *            -0-         4,389          *
Nancy B. Casey (13)..............................       1,002          *            -0-         1,002          *
Harry T. Day.....................................         -0-          *            -0-           -0-          *
Ronald J. Feldman (14)...........................       2,905          *            -0-         2,905          *
John E. Lauderbach (15)..........................       2,200          *            -0-         2,200          *
Peter F. Williams (16)...........................         993          *            -0-           693          *
All directors and executive officers as a
   group (17 people) (17)........................   3,536,399       23.7        630,428     2,905,971       17.5

Five Percent Beneficial Owners and Selling
Stockholders:

Chase Capital Partners (18)......................   1,567,885       10.7        600,000       967,885        5.9
Stanley A. Boney (19)............................     381,215        2.6        100,000       281,215        1.7
Scott B. Boney (20)..............................     368,217        2.5        170,000       198,217        1.2
Shon A. Boney (21)...............................      41,576          *          3,000        38,576          *
Kevin Easler (22)................................      41,576          *          1,250        40,326          *
Bruce W. Parrish (23)............................       7,802          *          7,802           -0-          *
Kelvin Nettleton (24)............................       7,802          *          7,802           -0-          *
Banc of America Securities LLC (25)..............       3,600          *          3,600           -0-          *

-----------------
   *Less than one percent.


(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options, warrants and convertible notes currently exercisable or convertible, or exercisable or convertible within 60 days of October 1, 1999 are deemed outstanding for computing the percentage of the person or entity holding such securities but are not outstanding for computing the percentage of any other person or entity. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

(2) Consists of 597,628 shares held by Mr. Gilliland, 357,528 shares held by Elizabeth C. Cook, Mr. Gilliland's spouse, 6,210 shares held by Mr. Gilliland and Ms. Cook as joint tenants, 10,290 shares held by the Ian Patrick Gilliland 1993 Trust, 10,290 shares held by the Stella Elizabeth Gilliland 1993 Trust, 9,750 shares held by the Michael C. Gilliland 1997 Charitable Remainder Trust, 9,750 shares held by the Elizabeth C. Cook 1997 Charitable Remainder Trust, 635,788 shares held by the Gilliland/Cook Family Partnership, LLP and 15,454 shares held by the Wild Oats Community Foundation. Also includes 53,309 shares subject to stock options that are exercisable within 60 days of October 1, 1999 held by Mr. Gilliland. Mr. Gilliland disclaims beneficial ownership of the 1,039,100 shares held by the trusts (other than the Michael C. Gilliland 1997 Charitable Remainder Trust), Ms. Cook, the Gilliland/Cook Family Partnership LLP and the Wild Oats Community Foundation. Mr. Gilliland's business address is Wild Oats Markets, Inc., 3375 Mitchell Lane, Boulder, CO 80301.

(3) Consists of 357,528 shares held by Ms. Cook, 597,628 shares held by Mr. Gilliland, Ms. Cook's spouse, 6,210 shares held by Mr. Gilliland and Ms. Cook as joint tenants, 10,290 shares held by the Ian Patrick Gilliland 1993 Trust, 10,290 shares held by the Stella Elizabeth Gilliland 1993 Trust, 9,750 shares held by the Michael C. Gilliland 1997 Charitable Remainder Trust, 9,750 shares held by the Elizabeth C. Cook 1997 Charitable Remainder Trust, 635,788 shares held by the Gilliland/Cook Family Partnership, LLP and 15,454 shares held by the Wild Oats Community Foundation. Also includes 53,309 shares subject to stock options that are exercisable within 60 days of October 1, 1999 held by Mr. Gilliland. Ms. Cook disclaims beneficial ownership of the 1,330,754 shares held by the trusts (other than the Elizabeth C. Cook 1997 Charitable Remainder Trust), Mr. Gilliland, the Gilliland/Cook Family Partnership LLP and the Wild Oats Community Foundation. Ms. Cook's business address is Wild Oats Markets, Inc., 3375 Mitchell Lane, Boulder, CO 80301.

(4) Consists of 49,985 shares and 33,689 shares subject to stock options that are exercisable within 60 days of October 1, 1999 held by Mr. Shields. Mr. Shields' business address is Wild Oats Markets, Inc., 3375 Mitchell Lane, Boulder, CO 80301.

(5) Consists of 20,428 shares held by Mr. Chamberlain and 31,228 shares subject to stock options that are exercisable within 60 days of October 1, 1999. Mr. Chamberlain's business address is Wild Oats Markets, Inc., 3375 Mitchell Lane, Boulder, CO 80301.

(6) Consists of 13,256 shares subject to stock options that are exercisable within 60 days of October 1, 1999, held by Mr. Devine. Mr. Devine's business address is Wild Oats Markets, Inc., 3375 Mitchell Lane, Boulder, CO 80301.

(7) Consists of 1,567,885 shares held of record by CVCA, 12,000 shares held by Mr. Ferguson and 14,505 shares subject to stock options that are exercisable within 60 days of October 1, 1999 held by Mr. Ferguson. The general partner of CVCA is CCP, of which Mr. Ferguson is one of several general partners. Mr. Ferguson disclaims beneficial ownership of the shares owned by CVCA except to the extent of his pecuniary interest therein arising from his general partnership interest therein. Certain stockholders have entered into a stockholders agreement under which they have agreed, under certain circumstances, to vote for the nominee of Chase to the Board. Chase disclaims beneficial ownership of the shares voted in favor of its nominee, David Ferguson. Mr. Ferguson's business address is 108 S. Frontage Road West, #307, Vail, CO 81657.

(8) Consists of 1,010 shares and 14,505 shares subject to stock options that are exercisable within 60 days of October 1, 1999 held by Mr. McElwee. Mr. McElwee's business address is 343 Sansome Street, Suite 1210, San Francisco, CA 94104-1316.

(9) Consists of 5,593 shares subject to stock options that are exercisable within 60 days of October 1, 1999 held by Mr. Siegel. Mr. Siegel's business address is 1919 14th Street, Suite 609, Boulder, CO 80302-5325.

(10) Consists of 1,473 shares and 29,215 shares subject to stock options that are exercisable within 60 days of October 1, 1999 held by Mr. Lee. Mr. Lee's business address is Wild Oats Markets, Inc., 3375 Mitchell Lane, Boulder, CO 80301.

(11) Consists of 1,208 shares and 22,933 shares subject to stock options that are exercisable within 60 days of October 1, 1999 held by Ms. Lewis. Ms. Lewis's business address is Wild Oats Markets, Inc., 3375 Mitchell Lane, Boulder, CO 80301.

(12) Consists of 855 shares and 3,534 shares subject to stock options that are exercisable within 60 days of October 1, 1999 held by Ms. Brier. Ms. Brier's business address is Wild Oats Markets, Inc., 3375 Mitchell Lane, Boulder, CO 80301.

(13) Consists of 303 shares held by Ms. Casey, 300 shares jointly held by Ms. Casey and her spouse, Bruce D. Casey, and 399 shares subject to stock options that are exercisable within 60 days of October 1, 1999 held by Ms. Casey. Ms. Casey's business address is Wild Oats Markets, Inc., 3375 Mitchell Lane, Boulder, CO 80301.

(14) Consists of 505 shares and 2,400 shares subject to stock options that are exercisable within 60 days of October 1, 1999 held by Mr. Feldman. Mr. Feldman's business address is Wild Oats Markets, Inc., 3375 Mitchell Lane, Boulder, CO 80301.

(15) Consists of 150 shares and 2,050 shares subject to stock options that are exercisable within 60 days of October 1, 1999 held by Mr. Lauderbach. Mr. Lauderbach's business address is Wild Oats Markets, Inc., 3375 Mitchell Lane, Boulder, CO 80301.

(16) Consists of 993 shares subject to stock options that are exercisable within 60 days of October 1, 1999 held by Mr. Williams. Mr. Williams' business address is Wild Oats Markets, Inc., 3375 Mitchell Lane, Boulder, CO 80301.

(17) Consists of 3,308,790 shares and 227,609 shares subject to stock options that are exercisable within 60 days of October 1, 1999.

(18) Consists of 1,567,885 shares held of record by Chase Venture Capital Associates, L.P., a California limited partnership ("CVCA"). The general partner of CVCA is Chase Capital Partners, a New York general partnership ("CCP"), of which Mr. Ferguson is one of several general partners. Mr. Ferguson disclaims beneficial ownership of the shares owned by CVCA except to the extent of his pecuniary interest therein arising from his general partnership interest therein. Certain stockholders have entered into a stockholders agreement under which they have agreed, under certain circumstances, to vote for the nominee of Chase to the Board. Chase disclaims beneficial ownership of the shares voted in favor of its nominee, David Ferguson. CVCA's business address is 380 Madison Avenue, 12th Floor, New York, NY 10017. If the underwriter's over-allotment option is exercised in full, the number of shares owned and the percentage of ownership after the offering for CVCA would be 574,328 and 3.5%.

(19) Consists of 381,215 shares held by Stanley A. Boney and his wife, Betty L. Boney, as community property.

(20) Consists of 368,217 shares held by the Boney Family Trust with Scott B. Boney and his wife, Betsy A. Boney, as Trustees.

(21) Consists of 41,576 shares held by Shon A. Boney and his wife, Heather A. Boney, as community property.

(22) Consists of 41,576 shares held by Kevin Easler and his wife, Linda Easler, as community property.

(23) Consists of 7,802 shares held by the Parrish Revocable Trust with Bruce W. Parrish and his wife, Bonnie J. Parrish, as Trustees.

(24) Consists of 7,802 shares held by Kelvin L. Nettleton and his wife, Karen Nettleton, as community property.

(25) Consists of 3,600 shares to be issued upon the cashless exercise of warrants granted to Montgomery Securities Inc., a predecessor entity to Banc of America Securities LLC, in November 1994 (prior to Wild Oats' initial public offering) as compensation for services provided in connection with a private placement of Wild Oats' securities.

                                  UNDERWRITING

     Subject to the terms and conditions stated in the underwriting agreement dated the date hereof, each underwriter named below has severally agreed to purchase, and Wild Oats and the selling stockholders have agreed to sell to such underwriter, the respective number of shares set forth opposite the name of such underwriter.


                                                                    Number
 Underwriter                                                       of Shares
 -----------                                                       ---------
 Salomon Smith Barney Inc. ......................................
 Merrill Lynch, Pierce, Fenner & Smith Incorporated .............
 U.S. Bancorp Piper Jaffray Inc..................................
 Hambrecht & Quist LLC...........................................
 Banc of America Securities LLC..................................
          Total..................................................

     The underwriting agreement provides that the obligations of the several underwriters to purchase the shares included in this offering are subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.


     The underwriters, for whom Salomon Smith Barney Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, U.S. Bancorp Piper Jaffray Inc., Hambrecht & Quist LLC and Banc of America Securities LLC are acting as representatives, propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to certain dealers at the public offering price less a concession not in excess of $ per share. The underwriters may allow, and such dealers may reallow, a concession not in excess of $ per share to certain other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and other selling terms.


     We and certain of the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 393,582 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent such option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares approximately proportionate to such underwriter's initial purchase commitment.

     We, our executive officers and directors and the selling stockholders have agreed that, for a period of 90 days from the date of this prospectus, we and they will not, without the prior written consent of Salomon Smith Barney Inc., on behalf of the underwriters, sell, offer to sell, solicit an offer to buy, contract to sell, grant or sell any option to purchase or otherwise transfer or otherwise dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock.

     Salomon Smith Barney Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

     Our common stock is listed on the Nasdaq National Market under the symbol "OATS."

     The following table shows the underwriting discounts and commissions to be paid to the underwriters by Wild Oats and the selling stockholders in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.




                                                      Paid by Wild Oats                 Paid by Selling Stockholders
                                           ---------------------------------        -----------------------------------
                                           No Exercise         Full Exercise          No Exercise         Full Exercise
                                           -----------         ---------------        -------------       ---------------
     Per share...........................  $                   $                      $                   $
     Total...............................  $                   $                      $                   $

     In connection with the offering, Salomon Smith Barney Inc., on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of common stock made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

     The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchases shares originally sold by that syndicate member.

     Any of these activities may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected on the Nasdaq National Market or in the over-the-counter market, or otherwise and, if commenced, may be discontinued at any time.

     In addition, in connection with this offering, certain of the underwriters (and selling group members) may engage in passive market making transactions in the common stock on the Nasdaq National Market, prior to the pricing and completion of the offering. Passive market making consists of displaying bids on the Nasdaq National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than those independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. If passive market making is commenced, it may be discontinued at any time.

     Wild Oats estimates that the total expenses of this offering will be $300,000. Wild Oats will pay all expenses of this offering.

     The representatives have performed certain investment banking and advisory services for Wild Oats from time to time for which they have received customary fees and expenses. The representatives may, from time to time, engage in transactions with and perform services for Wild Oats in the ordinary course of their business.

     Wild Oats and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

                                  LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for Wild Oats by Holme Roberts & Owen LLP, Denver, Colorado. Certain legal matters relating to this offering will be passed upon for the Underwriters by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York.

                                     EXPERTS

     Our financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended January 2, 1999, our supplemental combined financial statements (which report contains an explanatory paragraph relating to the pooling of interests with Henry's Marketplace, Inc. as described in note 2 to the supplemental combined financial statements) filed on Form 8-K on September 29, 1999 and the financial statements of Nature's Fresh Northwest, Inc. as of and for the year ended February 6, 1999 filed on Form 8-K on June 14, 1999, as amended on August 12, 1999 and August 16, 1999 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. The report of KPMG LLP, independent certified public accountants, on the financial statements of Henry's Marketplace, Inc. as of and for the fifty-two weeks ended December 27, 1998, has been incorporated by reference herein upon the authority of said firm as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form S-3, which encompasses all amendments, exhibits, annexes and schedules thereto under the Securities Act with respect to the common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement, to which reference is hereby made. Statements made in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the registration statement and the exhibits thereto, reference is hereby made to the exhibit for a more complete description of the matter involved, and each statement made herein shall be deemed qualified in its entirety by such reference.

     We are subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith we file periodic reports, proxy and information statements and other information filed with the Commission. The registration statement filed by us with the Commission, as well as such reports, proxy and information statements and other information filed by us with the Commission, are available at the web site that the Commission maintains at http:www.sec.gov and can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 7 World Trade Center, New York, New York 10048, and the Central Regional Office, 1801 California Street, Suite 4800, Denver, CO 80202-2648. Copies of such material, when filed, may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Common Stock is quoted on the Nasdaq National Market and such reports, proxy and information statements and other information concerning Wild Oats are available at the offices of the Nasdaq National Market located at 1735 K Street, N.W., Washington, D.C. 20006.

            INCORPORATION OF CERTAIN INFORMATION WE FILE WITH THE SEC

     Incorporated by reference in this prospectus are our following filings:

     o    Annual Report on Form 10-K for the fiscal year ended January 2, 1999

     o Quarterly Reports on Form 10-Q for the quarters ended April 3, 1999 and July 3, 1999

     o    Definitive Proxy Statement dated April 1, 1999

     o Current Reports on Form 8-K filed on: June 14, 1999, as amended on August 12, 1999 and August 16, 1999; on August 2, 1999; and on September 29, 1999

     o the description of our common stock contained in our registration statement on Form 8-A dated October 17, 1996

     o the description of rights to purchase Series A Junior Participating Preferred Stock contained in our registration statement on Form 8-A dated May 21, 1998

     All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference herein and to be a part of this prospectus from the date of filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     Wild Oats will provide without charge to each person, including any beneficial owner of common stock, to whom a copy of this prospectus has been delivered, on the written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference in this prospectus, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates. Written or oral requests for such copies should be directed to Wild Oats Markets, Inc., 3375 Mitchell Lane, Boulder, Colorado 80301 (telephone:
(303) 440-5220).

[TEN PHOTOGRAPHS, INCLUDING SIX PHOTOGRAPHS OF STOREFRONTS, ONE PHOTOGRAPH OF PRODUCE, TWO PHOTOGRAPHS OF GROCERY AND SUPPLEMENT AISLES, AND ONE PHOTOGRAPH OF AN EMPLOYEE IN FLORAL DEPARTMENT]

              ---------------------------------------------------


                                2,623,882 Shares

                             Wild Oats Markets, Inc.

                                  Common Stock

                                     [LOGO]

                               -------------------


                                   PROSPECTUS

                                           , 1999

                               -------------------




                              Salomon Smith Barney

                               Merrill Lynch & Co.

                           U.S. Bancorp Piper Jaffray

                                Hambrecht & Quist

                         Banc of America Securities LLC

               ---------------------------------------------------

[GRAPHIC OMITTED]              SUBJECT TO COMPLETION, DATED OCTOBER 20, 1999


The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                1,110,339 Shares
Prospectus                   Wild Oats Markets, Inc.
                                  Common Stock


     All of the 1,110,339 shares of our common stock are being sold by selling stockholders. We will not receive any proceeds from the sale of shares by the selling stockholders.

     The sale of the shares may occur from time to time:

     o    in transactions on the Nasdaq National Market,

     o    in privately negotiated transactions, or

     o    in combination of various methods of sale.

     The sales of the shares may occur from time to time:

     o    at fixed prices that may be changed,

     o    at market prices prevailing at the time of sale,

     o    at prices related to such prevailing prices, or

     o    at negotiated prices.

     The selling stockholders may sell the shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of the shares for whom such broker-dealers may act as agents or to whom they may sell as principals or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

     We have agreed, among other things, to bear certain expenses (other than fees and expenses of counsel and underwriting discounts and commission and brokerage commissions and fees) in connection with the registration and sale of the shares being offered by the selling stockholders. We have agreed to indemnify the selling stockholders and certain other persons against certain liabilities, including liabilities under the federal securities laws.

     Our common stock is quoted on the Nasdaq National Market under the symbol "OATS." The last reported sales price of our common stock on the Nasdaq National Market on October 15,1999 was $39.875 per share.

     Investing in our common stock involves certain risks. See "Risk Factors" beginning on page 4.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                  The date of this Prospectus is ________, 1999

                                               TABLE OF CONTENTS

                                                                     Page


PROSPECTUS SUMMARY......................................................1

RISK FACTORS............................................................4

USE OF PROCEEDS........................................................10

SELLING STOCKHOLDERS...................................................10

PLAN OF DISTRIBUTION...................................................12

LEGAL MATTERS..........................................................13

EXPERTS................................................................13

WHERE YOU CAN FIND MORE INFORMATION....................................13

INCORPORATION OF CERTAIN INFORMATION WE FILE WITH THE SEC..............13

                               PROSPECTUS SUMMARY

     This summary highlights information appearing elsewhere in this prospectus or incorporated by reference. This summary may not contain all the information that you should consider before purchasing our common stock. You should carefully read this entire prospectus and the other documents to which this prospectus refers. This prospectus contains forward-looking statements that involve risks and uncertainties.

     Please note that, unless otherwise stated:

     o all information in this prospectus assumes no exercise of the underwriters' over-allotment option

     o all information in this prospectus reflects a 3-for-2 stock split of our common stock paid on January 7, 1998 to holders of record on December 22, 1997

     o all references in this prospectus to a particular fiscal year refer to our 52- or 53-week fiscal year, which ends on the Saturday nearest to December 31 of each year

     o the financial information presented in this prospectus has been derived from our historical financial information, restated to reflect the merger with Henry's Marketplace, Inc. which was completed on September 27, 1999. This merger has been accounted for as a pooling of interests. Accordingly, the accounts and operations of Henry's have been included in our summary supplemental combined financial and operating data for all periods discussed herein. As such, this supplemental combined financial and operating information does not represent the historical financial position or operations of Wild Oats

The Company


     Wild Oats is the second largest natural foods supermarket chain in North America. We currently operate 92 stores in 21 states and Canada. We are dedicated to providing a broad selection of high quality natural and gourmet foods and related products at competitive prices in an inviting and educational store environment emphasizing customer service. Our stores range in size from 2,500 to 42,000 gross square feet and feature natural alternatives for virtually every product category found in conventional supermarkets. Wild Oats provides its customers with a one-stop, full-service shopping alternative to both conventional supermarkets and traditional health food stores.

     Wild Oats emphasizes unique products not typically found in conventional supermarkets and tailors its product mix to meet the preferences of each store's local market. In addition, we have implemented "A Wild Oats Down to Earth Value" private label line that offers high quality, all-natural items in many product categories at prices competitive with those of similar brand-name items. Our strict quality standards require our products to be minimally processed, free of preservatives, artificial colors and chemical additives and not tested on animals.

     Each of our stores strives to create a fun, friendly and educational store environment that makes grocery shopping enjoyable, encouraging shoppers to spend more time in our stores and to purchase new products. We train our store staff to educate customers as to the benefits and quality of our products, and we prominently feature instructional brochures, newsletters and an in-store information department. In addition, many of our stores offer cafe seating areas, espresso and fresh juice bars and in-store nutritional consultations and massage therapists, all of which emphasize the comfortable and relaxed nature of the Wild Oats shopping experience. We also seek to engender customer loyalty by demonstrating our high degree of commitment to the local community through ongoing programs which provide significant monetary and in-kind contributions to local not-for-profit organizations.


     From 1994 to 1998, retail sales of natural products grew from $7.6 billion to $19.0 billion, for a compound annual growth rate of 25.7%, and total sales of natural products (including over the internet, by practitioners, by multi-level marketers and through mail order) reached $25.4 billion in 1998. Sales growth in the traditional supermarket industry remained relatively flat over the same period. We believe that this growth reflects a broadening of the natural products consumer base that is being propelled by several factors, including healthier eating patterns, increasing concern regarding food purity and safety, greater environmental awareness and increasing consumer demand for fresh, premium quality foods.

Further, according to industry data, the natural products industry comprises less than 2.5% of the total supermarket industry, demonstrating significant potential for continued expansion of our customer base.


     Since acquiring our first natural foods store in 1987, we have pursued an aggressive growth strategy. We have grown our annual gross sales in large part through acquiring independent and small chain natural foods stores and through opening new stores. We currently operate 92 stores in 21 states and British Columbia, Canada. The table below sets forth certain of our annual growth statistics. The information about our total number of stores is net of closures and relocations.



                      Total Number of    Total Number of   Number of Stores  Number of Stores
                      Stores at End of  States at End of   Acquired During    Opened During    Annual Gross Sales
     Fiscal Year        Fiscal Year        Fiscal Year       Fiscal Year       Fiscal Year        (in millions)
     -----------        -----------        -----------       -----------       -----------        -------------
        1996                 49                 8                 13                 9            $253.6
        1997                 62                12                  9                 5             383.9
        1998                 73                18                  7                 8             479.9
    1999 (through
  October 15, 1999)          92                21                 24                 6          Not available



     Our sales grew at a compound annual growth rate of 39.4% from 1996 to 1998. Our year-to-date sales for the first six months of 1999 were $305.3 million, compared to $230.3 million in the same period in 1998, an increase of 32.6%, largely due to the opening of two new stores and the acquisition of 13 stores in the first six months of 1999. Through October 15th, we have opened six new stores and acquired 24 stores in 1999, including:

     o Nature's Fresh Northwest, located in metropolitan Portland, Oregon, which owned seven operating natural foods stores and one site in development. The purchase price was approximately $40.0 million in cash and assumption by us of a $17.0 million promissory note payable to the seller. Nature's had sales of approximately $58.3 million in its 1998 fiscal year. The transaction closed on May 29, 1999 and was accounted for as a purchase.

     o Henry's Marketplace, located in metropolitan San Diego, California, which owned 11 operating natural foods supermarkets and one site in development. The merger consideration was approximately $46.0 million of Wild Oats' common stock. Henry's had sales of approximately $81.0 million in its 1998 fiscal year. The transaction closed on September 27, 1999 and was accounted for as a pooling of interests.


     As a result of our aggressive growth, we have increased our penetration of existing markets, entered new geographic markets and created a stronger platform for future growth. Since the beginning of 1997, we have successfully entered a number of new states, including Arizona, Arkansas, Connecticut, Illinois, Indiana, New Jersey, New York, Ohio, Oklahoma, Oregon, Tennessee and Texas. We believe our growth has resulted in operating efficiencies created by:

     o    warehousing, distribution and administrative economies of scale

     o    improved volume purchasing discounts

     o    coordinated merchandising and marketing strategies


     Wild Oats plans to open one additional store in the remainder of 1999 and to open, acquire or relocate as many as 20 stores in 2000. We intend to continue our national expansion strategy by increasing penetration in existing markets and expanding into new regions that we believe are currently underserved by natural foods retailers. We believe our flexible store format strategy, which includes large supermarket format stores and medium-sized urban format stores, and our store clustering strategy enable us to increase market penetration, reach a broader customer base and operate successfully in a diverse set of markets. In addition, we periodically evaluate new store formats that may appeal to different types of consumers in various parts of the country.

     Our executive offices are located at 3375 Mitchell Lane, Boulder, Colorado 80301, and our telephone number is (303) 440-5220.

                                  Risk Factors

     We operate in a highly competitive industry. The following are among the risks which could adversely affect our future financial performance:

     o    our ability to manage our growth
     o    our strategy of clustering stores
     o fluctuations in our financial results that could cause our stock price to fluctuate
     o    comparable store sales trend fluctuations
     o    increased competition in the sale of natural foods products
     o    loss of key personnel
     o    disruptions of product supply

     These and other risks associated with our business and the purchase of our common stock are discussed under the heading "Risk Factors" beginning on page 4.

                                  RISK FACTORS

     This offering involves a high degree of risk. In addition to other information contained in this prospectus or incorporated herein by reference, prospective investors should carefully consider the following risk factors before purchasing any of the common stock offered hereby.

Our ability to manage growth is critical to executing our growth strategy successfully

     We have grown considerably in size and geographic scope since 1992. To date in 1999, we have acquired 24 stores and opened six new stores. We plan to continue growing rapidly primarily through the opening of new stores. Therefore, our success depends, in part, on our ability to open and operate new stores profitably. Our ability to continue to successfully implement our growth strategy in this manner depends on many factors, including our ability to:

     o hire and train new personnel, including administrative and accounting personnel, departmental, regional and store managers, store employees and other personnel in our corporate organization

     o    expand into areas of the country where we have no operating experience

     o identify areas of the country that meet our criteria for new store sites

     o    locate suitable store sites and negotiate acceptable lease terms

     o obtain governmental and other third party consents, permits and licenses needed to operate new stores

     o    integrate new stores into our existing operations

     o expand our existing systems or acquire and implement new systems, including information systems, hardware and software, and distribution infrastructure, to include new, relocated and acquired stores

     o    obtain adequate funding for operations

     In addition, we will continue to consider acquisitions of natural foods retailers where attractive opportunities exist. Acquisitions of operating stores involve risks, which could have a negative effect on our business, financial results and profitability, such as:

     o    short-term declines in our reported operating results

     o    diversion of management's attention

     o    unanticipated problems or legal liabilities

     o inclusion of incompatible operations, particularly management information systems

     o    inexperience in operating different store formats

     Although we believe that we have the management, operational and information systems, distribution infrastructure and other resources required to implement our growth strategy, we may not be able to execute our new store expansion plans within the expected time frame. Our continued growth may place a significant strain on our management, our ability to distribute products to our stores, working capital, and financial and management control systems. In order for us to manage our expanding store base successfully, our management will be required to anticipate the changing demands of our growing operations and to adapt systems and procedures accordingly. If we are not able to do so, our business, sales and overall profitability will be materially and negatively affected.

Our strategy of clustering stores may result in declines in operating results

     As part of our growth strategy, we strive to locate stores in clusters in select regional markets to increase overall sales, reduce operating costs and increase customer awareness. In the past, when we have opened a store in a market where we have an existing store, our sales and operating results have declined at some existing stores in such markets. We intend to continue to cluster stores and expect the sales and trends in operating results for other stores in such clustered markets to continue to experience temporary declines as a result.

Our financial results may fluctuate significantly which could cause the price of our shares to fluctuate

     Our profitability may fluctuate significantly from period to period as the result of a variety of factors, including:

     o the number, timing, mix and cost of store openings, acquisitions, relocations or closings

     o    the ratio of stores opened to stores acquired

     o the opening of stores by us or by our competitors in markets where we have existing stores

     o percentage changes in comparable store sales results, i.e, same store sales from year to year

     We incur significant pre-opening expenses and new stores typically experience an initial period of operating losses. As a result, the opening of a significant number of new stores in a single period will negatively affect our profitability.

Our past comparable store sales may not be indicative of future comparable store sales

     A variety of factors affect our comparable store sales results, including, among others:

     o the opening of stores by us or by our competitors in markets where we have existing stores

     o    the relative proportion of new stores to mature stores

     o    the timing of promotional events

     o    our ability to follow our operating plans effectively

     o    changes in consumer preferences for natural foods products

     o    general economic conditions

     Past increases in comparable store sales may not reflect future performance. Comparable store sales for any particular period may decrease in the future. Due to the factors listed above, we believe that period-to-period comparisons of our operating results are not necessarily meaningful and that such comparisons cannot be relied upon as indicators of future financial performance. Fluctuations in our comparable store sales could cause the price of our common stock to fluctuate substantially.

Increased competition in the sale of natural foods products could reduce our profitability


     Our competitors currently include other independent and multi-unit natural foods supermarkets, smaller traditional natural foods stores, conventional supermarkets and specialty grocery stores. We believe that our primary competitor is Whole Foods Market, Inc., a national natural foods supermarket chain based in Texas, which, as of September 1999, had 100 stores and had annual revenues of approximately $1.4 billion in its 1998 fiscal year. A number of other natural foods supermarkets offer a range of natural foods products similar to those we offer. While some competitors do not offer as full a range of products as we do, they do compete with us in some product categories.

     Many of our competitors have been in business longer and have greater financial or marketing resources than we do. Our competitors also may be able to devote more funds and employees to securing suitable locations for new stores and to the sourcing, promotion and sale of their products. In addition, should any of our competitors reduce prices, we may be required to reduce prices to remain competitive, which could result in lower sales and profitability. As we open stores in new geographic markets, our success will depend in part on our ability to gain market share from established competitors. Traditional and specialty grocery stores are expanding the amount of natural foods they carry and market, and therefore they now compete directly with us for products, customers and locations. We expect competition from both new and existing competitors to increase in our markets and we may not be able to compete effectively in the future, which could adversely affect our profitability.

Loss of key personnel could disrupt our operations

     We believe that our continued success will depend to a significant extent upon the leadership and performance of:

         o     Michael C. Gilliland, our co-founder and Chief Executive Officer
         o     James Lee, our President and Chief Operating Officer
         o     Mary Beth Lewis, our Chief Financial Officer

     The loss of the services of these individuals or other of our key personnel could have a substantial negative effect upon our operations. Also, in the current economy in the United States, it is more difficult to find, hire and retain qualified managerial employees. Any inability to recruit qualified employees could disrupt our operations.

Disruptions of product supply could reduce store sales and profitability and disrupt our operations

     Our business is dependent on our ability to buy products on a timely basis and at competitive prices from a small number of distributors and from a large number of relatively small vendors. Based on our previous purchasing patterns, we anticipate that we will continue to purchase approximately one-third of the products sold in our stores through one wholesale distributor, United Natural Foods Inc. We have three years remaining on a four-year supply agreement with this major distributor and we do not have contracts with any other major supplier. This distributor has recently announced problems in the consolidation of its eastern U.S. warehouse operations which resulted in minor disruptions in the supply of products to certain of our eastern stores. We cannot assure that future disruptions in the operations of this distributor will not have a material effect on our operations or profitability. We may not be able to negotiate future supply agreements with this or other distributors on terms favorable to us. In addition, any other vendor or distributor could stop selling to us at any time. Any disruption in our product supplies could reduce store sales and our profitability. In addition, even where we have access to alternative sources of supply, the failure of a vendor or distributor to meet our demands may temporarily disrupt store-level merchandise selection, resulting in reduced sales.

Government regulation could increase our costs

     We are subject to many laws, regulations and ordinances at the local, state and national level and problems or failures to comply with these laws could negatively affect our store sales and operations, or could delay the opening of a new store.

Such laws regulate our operations, including:

     o    health and sanitation standards

     o    food labeling and handling requirements

     o    employment and wage levels

     o    food and alcoholic beverage sales regulations

     From time to time, various local, state and national government agencies propose laws on issues affecting our operations that could reduce our profitability by increasing our costs or affecting sales of certain products. Examples of such issues are:

     o    the minimum wage payable to employees

     o    the minimum age restriction for certain jobs

     o    tax increases on the retail sale of certain products

     Food safety concerns may also generate new laws that could increase the cost to prepare foods sold in our stores or make the sale of some items unprofitable. Product recalls or additional government regulation may also erode customer confidence in the safety of our products, resulting in reduced sales. Over 15% of our total sales come from the sale of vitamins, supplements and herbal products. There have been many proposals for new laws on a national level to restrict sales of certain supplement products or to regulate information available to consumers regarding these products. If new laws are passed that limit our ability to offer information on the products we sell or limit the availability of the products to the general public, our sales could decrease.

Fluctuations in our stock price may be volatile

     The market price of our common stock can change rapidly in response to our operating results and other factors, including announcements by our competitors. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of companies. In addition to fluctuations in the price of our common stock caused by stock market fluctuations, the market price of our common stock may fluctuate due to:

     o a shortfall in sales, comparable store sales growth or earnings compared to public market analysts' expectations

     o    changes in analysts' recommendations or projections

     o    general economic and market conditions

The Year 2000 problem could affect sales and profitability

     We continually evaluate our computer systems used in operating our stores and have replaced or upgraded, the components of our systems which we believe might have failed as of January 1, 2000 because of computers' inabilities to read "01/01/00" as "January 1, 2000" and not "January 1, 1900". We believe that our own material systems will not fail on January 1, 2000, but cannot guarantee that disruptions caused by third-party problems will not occur and that system failures will not affect our sales levels or profitability. If our product vendors or banks have operations problems because of Year 2000 problems, our ability to stock products in our stores or process credit card or food stamp sales for our customers could be disrupted, which could result in lower store sales or lower profitability.

     Year 2000 problems in other areas such as failures by power, telephone, mail, data transfer or other utility or general service providers or government or private entities could also affect our operations and profitability. For example, we could experience the following:

     o if the power supply is disrupted, some or all of our stores may have to close temporarily, certain perishable inventory could be destroyed and store security systems may not operate

     o we could lose communication links, including credit card processing, with some or all of our stores

     o we could experience significant disruptions caused by the inability of our distributors to deliver products to us in a timely manner

We are currently preparing contingency plans in the event these third-party systems are not Year 2000 compliant and anticipate having such plans completed early in the fourth quarter of 1999.

We do not intend to pay cash dividends for the foreseeable future

     We have never paid cash dividends on shares of our common stock. We do not intend to pay cash dividends in the foreseeable future. Our revolving credit facilities contain various financial covenants which restrict, among other things, our ability to pay cash dividends.

Our governing documents, provisions of Delaware law and our stockholder rights plan could have anti-takeover effects

     Our Certificate of Incorporation and Bylaws, certain provisions of Delaware law and a stockholder rights plan that we adopted could have the following effects:

     o    delaying, deferring or preventing a change in control of our company

     o discouraging bids for our common stock at a premium over the market price of our common stock

     o adversely affecting the market price of our common stock and the voting and other rights of the holders of our common stock

     Such provisions in our governing documents include, but are not limited to, a classified Board of Directors and the authority of the Board of Directors to issue up to 5,000,000 shares of preferred stock and to fix the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without further vote or action by the stockholders. The rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. We have no present plans to issue shares of preferred stock. In addition, certain provisions of Delaware law applicable to us could have similar effects.

     Our stockholder rights plan gives our stockholders the right to purchase a fractional share of preferred stock at a purchase price of $145 for each share of our common stock held. In addition, until the rights become exercisable and in certain limited circumstances thereafter, we will issue one right for each share of our common stock issued hereafter. The rights become exercisable only if a person or group acquires beneficial ownership of 15% or more of our outstanding common stock and would entitle all holders of rights, other than that person or group to purchase shares of our common stock at a substantial discount to the then-current market price. In addition, if Wild Oats were acquired in a merger or other business combination or transaction, the holders of such rights would be entitled to purchase shares of the acquiror's common stock at a substantial discount.

Our officers, directors and principal stockholders will exercise significant control

     After this offering is completed, our directors, executive officers and principal stockholders, and certain of their affiliates, will control approximately 19.6% of the outstanding shares of our common stock. Because of this level of stock ownership, these persons, individually and as a group, will be able to effectively control us and direct our affairs and business, including decisions about the acquisition or disposition of our assets, future issuances of common stock or other securities by us, declaration of dividends in our common stock and the election of directors. The large percentage of stock held by such individuals could also delay or prevent a change in control.

     Pursuant to an agreement between us and certain investors, certain parties controlling an aggregate of approximately 2.3 million shares of our common stock have agreed that, under certain circumstances, they will vote their shares in favor of electing the nominee of an investor to our board of directors and to the audit and compensation committees of our board.

Actual results may differ from results discussed in forward-looking statements

     Certain statements in this prospectus, including statements contained in the summary, under the captions "Risk Factors," "Management's Discussion and Analysis of Supplemental Combined Financial Condition and Results of Operations" and "Business" and elsewhere in this prospectus constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements as to our plans to acquire, relocate or open additional stores, the anticipated performance of new or acquired stores and other statements containing the words "believes,""anticipates," "estimates," "expects," "may," "intends" and words of similar import or statements of our management's opinion. These forward-looking statements and assumptions involve known and unknown risks, uncertainties and other factors that may cause our actual results, market performance or achievements to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause such differences include, but are not limited to:

     o changes in economic or business conditions in general or affecting the natural foods industry in particular

     o    changes in product supply

     o    changes in the competitive environment in which we operate

     o the availability of sites for new stores and potential acquisition candidates

     o    changes in our management information needs

     o    changes in customer needs and expectations

     o    governmental and regulatory actions

                                 USE OF PROCEEDS

     We will not receive any proceeds from the sale of the shares of common stock offered by the selling stockholders.

                              SELLING STOCKHOLDERS


     The following table sets forth certain information with respect to the beneficial ownership of the common stock as of October 1, 1999 by each selling stockholder.



                                                                            Number of
                                               Beneficial Ownership        Shares to be          Beneficial Ownership
                                                     Prior to               Registered                 After
                                                   the Offering (1)      in the Offering         the Offering (1)
                                               --------------------      ---------------         --------------------
Name                                           Number        Percent                              Number       Percent
----                                           ------        -------                              ------       -------
Stanley A. Boney(2).......................     381,215         2.6            281,215            100,000         *
Scott B. Boney(3).........................     368,217         2.5            198,217            170,000         *
Harold G. Ayer(4).........................     232,456         1.6            232,456               0            *
Craig S. Engstrand(5).....................     105,975          *             105,975               0            *
Robert C. Ailworth(6).....................      75,694          *              75,694               0            *
Shon A. Boney(7)..........................      41,576          *              38,576              3,000         *
Kevin Easler(8)...........................      41,576          *              40,326              1,250         *
Alex C. Mincks(9).........................      33,505          *              33,505               0            *
Robert M. Malkus..........................      29,263          *              29,263               0            *
Scott T. Wing(10).........................      22,809          *              22,809               0            *
Alan L. Ryan(11)..........................      12,487          *              12,487               0            *
Willard E. Bransky........................       9,754          *               9,754               0            *
Henry A. Boney(12)........................       9,684          *               9,684               0            *
Bruce W. Parrish (13).....................       7,802          *                0                 7,802         *
Kelvin Nettleton (14).....................       7,802          *                0                 7,802         *
Barry M. Miller...........................       6,271          *               6,271               0            *
Renee M. Farrar...........................       5,133          *               5,133               0            *
Neil Malkus...............................       3,902          *               3,902               0            *
Jason Ryan................................       3,120          *               3,120               0            *
Roberta Ryan Zimmer.......................       1,952          *               1,952               0            *

--------------------
* less than one percent


(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options, warrants and convertible notes currently exercisable or convertible, or exercisable or convertible within 60 days of October 1, 1999 are deemed outstanding for computing the percentage of the person or entity holding such securities but are not outstanding for computing the percentage of any other person or entity. Assumes all offered shares are sold.

(2) Consists of 381,215 shares held by Stanley A. Boney and his wife, Betty L. Boney, as community property.

(3) Consists of 368,217 shares held by the Boney Family Trust with Scott B. Boney and his wife, Betsy A. Boney, as Trustees.

(4) Consists of 232,456 shares held by the Boney Family Irrevocable Trust with Harold G. Ayer, as Trustee.

(5) Consists of 105,975 shares held by the Craig S. and Carolee A. Engstrand Family Trust with Craig S. Engstrand and his wife Carolee A. Engstrand, as Trustees.

(6) Consists of 75,694 shares held by Robert C. Ailworth and his wife, Judie Ailworth, as community property.

(7) Consists of 41,576 shares held by Shon A. Boney and his wife, Heather A. Boney, as community property.

(8) Consists of 41,576 shares held by Kevin Easler and his wife, Linda Easler, as community property.

(9) Consists of 33,505 shares held by Alex C. Mincks and his wife, Joan C. Mincks, as community property.

(10) Consists of 22,809 shares held by the Wing Family Trust with Scott T. Wing and his wife, Susan J. Wing, as Trustees.

(11) Consists of 12,487 shares held by the Ryan Family Trust with Alan L. Ryan and his wife, Linda L. Ryan, as Trustees.

(12) Consists of 9,684 shares held by the Boney Family Trust with Henry A. Boney and his wife, Jessie, as Trustees.

(13) Consists of 7,802 shares held by the Parrish Irrevocable Trust, with Bruce
     W. Parrish and his wife, Bonnie J. Parrish as Trustees.

(14) Consists of 7,802 shares held by Kelvin L. Nettleton and his wife, Karen Nettleton, as community property.


     The selling stockholders were the stockholders of Henry's Marketplace, Inc., a corporation acquired by us on September 27, 1999 in a stock-for-stock transaction. No selling stockholder claims any beneficial interest or ownership for any shares other than those issued, or previously owned by, to that selling stockholder. Each selling stockholder was granted certain registration rights pursuant to the Stock Purchase Agreement executed as part of the transaction. The shares held by the selling stockholders are being registered pursuant to that agreement.

                              PLAN OF DISTRIBUTION

     The selling stockholders or their pledgees, donees, transferees or other successors in interest may offer the shares from time to time. They may sell the shares on the Nasdaq National Market or in the over-the-counter market or otherwise, at prices and on terms then prevailing or related to the then-current market price, or in negotiated transactions. They may sell the shares using one or more of the following methods or other methods, or in any combination of such methods:

     o    to broker-dealers acting as principals

     o    through broker-dealers acting as agents

     o    in underwritten offerings,

     o    in block trades

     o    in agency placements

     o    in exchange distributions

     o    in brokerage transactions

     The selling stockholders or the purchasers of the shares may pay compensation in the form of discounts, concessions or commissions to broker-dealers or others who act as agents or principals or both. The amounts of compensation may be negotiated at the time and may be in excess of customary commissions. Broker-dealers and any other persons participating in a distribution of the shares may be underwriters as that term is defined in the Securities Act, and any discounts, concessions or commissions may be underwriting discounts or commissions under the Securities Act. The selling stockholders may grant a security interest in shares owned by them. If the secured parties foreclose on the shares, they may be selling stockholders. In addition, the selling stockholders may sell short the common stock. This prospectus may be delivered in connection with short sales and the shares offered may be used to cover short sales.

     Any or all of the sales or other transactions involving the shares described above, whether completed by the selling stockholders, any broker-dealer or others, may be made using this prospectus. In addition, any shares that qualify for sale under Rule 144 of the Securities Act may be sold under Rule 144 rather than by using this prospectus. The shares may also be offered in one or more underwritten offerings, on a firm commitment or best efforts basis. We will not receive any proceeds from the sale of the shares by the selling stockholders. The shares may be sold in one or more transactions at a fixed offering price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. The prices will be determined by the selling stockholders or by agreement between the selling stockholders and their underwriters, dealers, brokers or agents.

     If required under the Securities Act, the number of the shares being offered and the terms of the offering, the names of any agents, brokers, dealers or underwriters and any commission with respect to a particular offer will be set forth in a prospectus supplement. Any underwriters, dealers, brokers or agents participating in the distribution of the shares may receive compensation in the form of underwriting discounts, concessions, commissions or fees from selling stockholders or purchasers of the shares or both. In addition, sellers of shares may be underwriters as that term is defined in the Securities Act and any profits on the sale of shares by them may be discount commissions under the Securities Act. The selling stockholders may have other business relationships with us and our subsidiaries or affiliates in the ordinary course of business.

     The selling stockholders also may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the common stock in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also enter into option or other transactions with broker-dealers that involve the delivery of the shares to the broker-dealers, who may then resell or otherwise transfer the shares. The selling stockholders may also pledge the shares to a broker-dealer and the broker-dealer may sell those shares upon a default.

     We will pay all costs associated with this offering, other than fees and expense of counsel for the selling stockholders and any underwriting discounts and commissions, brokerage commissions and fees and transfer taxes.

                                  LEGAL MATTERS

     The validity of the common stock offered hereby has been passed upon by Holme Roberts & Owen LLP, Denver, Colorado as counsel for Wild Oats.

                                     EXPERTS

     Our financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended January 2, 1999, our supplemental combined financial statements (which report contains an explanatory paragraph relating to the pooling of interests with Henry's Marketplace, Inc. as described in note 2 to the supplemental combined financial statements) filed on Form 8-K on September 29, 1999 and the financial statements of Nature's Fresh Northwest, Inc. as of and for the year ended February 6, 1999 filed on Form 8-K on June 14, 1999, as amended on August 12, 1999 and August 16, 1999 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. The report of KPMG LLP, independent certified public accountants, on the financial statements of Henry's Marketplace, Inc. as of and for the fifty-two weeks ended December 27, 1998, has been incorporated by reference herein upon the authority of said firm as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form S-3, which encompasses all amendments, exhibits, annexes and schedules thereto under the Securities Act with respect to the common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement, to which reference is hereby made. Statements made in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the registration statement and the exhibits thereto, reference is hereby made to the exhibit for a more complete description of the matter involved, and each statement made herein shall be deemed qualified in its entirety by such reference.

     We are subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith we file periodic reports, proxy and information statements and other information filed with the Commission. The registration statement filed by us with the Commission, as well as such reports, proxy and information statements and other information filed by us with the Commission, are available at the web site that the Commission maintains at http:www.sec.gov and can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 7 World Trade Center, New York, New York 10048, and the Central Regional Office, 1801 California Street, Suite 4800, Denver, CO 80202-2648. Copies of such material, when filed, may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Our common stock is quoted on the Nasdaq National Market and such reports, proxy and information statements and other information concerning Wild Oats are available at the offices of the Nasdaq National Market located at 1735 K Street, N.W., Washington, D.C. 20006.

            INCORPORATION OF CERTAIN INFORMATION WE FILE WITH THE SEC

     Incorporated by reference in this prospectus are our following filings:

     o    Annual Report on Form 10-K for the fiscal year ended January 2, 1999

     o Quarterly Reports on Form 10-Q for the quarters ended April 3, 1999 and July 3, 1999

     o    Definitive Proxy Statement dated April 1, 1999

     o Current Reports on Form 8-K filed on: June 14, 1999, as amended on August 12, 1999 and August 16, 1999; on August 2, 1999; and on September 29, 1999

     o the description of our common stock contained in our registration statement on Form 8-A dated October 17, 1996

     o the description of rights to purchase Series A Junior Participating Preferred Stock contained in our registration statement on Form 8-A dated May 21, 1998

        All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference herein and to be a part of this prospectus from the date of filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

        We will provide without charge to each person, including any beneficial owner of common stock, to whom a copy of this prospectus has been delivered, on the written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference in this prospectus, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates. Written or oral requests for such copies should be directed to Wild Oats Markets, Inc., 3375 Mitchell Lane, Boulder, Colorado 80301 (telephone: (303) 440- 5220).

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.   Other Expenses of Issuance and Distribution.

     The following table sets forth all the estimated expenses, other than the underwriting discounts and commissions, payable by Wild Oats in connection with the distribution of the common stock being registered.

These expenses will be borne by Wild Oats.


SEC registration fee...........................     $      44,548
NASD filing fees..............................             11,598
Printing fees.................................             25,500
Legal fees and expenses.........................          100,000
Accounting fees and expenses...................           100,000
Transfer agent and registrar fees.............              5,000
Miscellaneous expenses..........................    $      13,354
                                                    -------------
     Total.......................................    $    300,000
                                                     ============

Item 15.   Indemnification of Officers and Directors.

     Under Section 145 of the Delaware General Corporation Law, Wild Oats has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). Wild Oats's Bylaws also provide that we will indemnify our directors and officers and may indemnify our employees and other agents to the fullest extent not prohibited by Delaware law, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

     Our Certificate of Incorporation provides for the elimination of liability for monetary damages for breach of the directors' fiduciary duty of care to us and our stockholders. These provisions do not eliminate the directors' duty of care and, in appropriate circumstances, equitable remedies such an injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to us, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

     We have entered into agreements with our directors and certain executive officers that require us to indemnify such persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was our director or officer, provided that such person's conduct was not knowingly fraudulent or deliberately dishonest and did not constitute willful misconduct. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

Item 16.  Exhibits


Exhibit
Number          Description of Document
1.1             Form of Underwriting Agreement.***
4(i).1.(a)      Amended and Restated Certificate of Incorporation of Wild Oats (1)
4(i).1.(b)      Certificate of Correction to Amended and Restated Certificate of Incorporation of Wild Oats (1)
4(i).1.(c)      Certificate of Designation for Series A Junior Participating Preferred Stock of Wild Oats (4)
4(ii).1         Amended and Restated By-Laws of Wild Oats (1)
4.2             Specimen stock certificate (2)
5.1             Opinion of Holme Roberts & Owen LLP*
21.1            List of subsidiaries (3)
23.1            Consent of PricewaterhouseCoopers LLP*
23.2            Consent of KPMG LLP*
23.3            Consent of Holme Roberts & Owen LLP.  Reference is made to Exhibit 5.1.
24.1            Power of Attorney **

-----------------
*     Filed herewith.

**   Previously filed.
*** To be filed by amendment.

(1) Incorporated by reference to Wild Oats' Annual Report on Form 10-K for the year ended December 28, 1996 File Number 0-21577).

(2) Incorporated by reference to Wild Oats' Registration Statement on Form S-1 (Number 333-11261).

(3) Incorporated by reference to Wild Oats' Annual Report on Form 10-K for the year ended January 2, 1999 (File Number 0-21577).

(4) Incorporated by reference to Wild Oats' Quarterly Report on Form 10-Q for the quarter ended April 3, 1999 (File Number 0-21577).


Item 17.  Undertakings.

             Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     Wild Oats hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by Wild Oats pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (5) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (6) That, for purposes of determining any liability under the Securities Act, each filing of Wild Oats' annual report pursuant to section 13(a) or section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, Wild Oats certifies that it has reasonable grounds to believe that it meets the requirements for filing on Form S-3 and has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boulder, County of Boulder, State of Colorado, on the 20th day of October, 1999.

                                  Wild Oats Markets, Inc.

                                  By:      /s/  Mary Beth Lewis

                                           Mary Beth Lewis
                                           Vice President of Finance,
                                           Chief Financial Officer and Treasurer

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.


Signature                                   Title                                                Date
                     *
-----------------------------------------                                                        October 20, 1999
     Michael C. Gilliland                   Chief Executive Officer and Director
                                            (Principal Executive Officer)

/s/  Mary Beth Lewis
-----------------------------------------                                                        October 20, 1999
     Mary Beth Lewis                        Vice President of Finance,
                                            Chief Financial Officer and Treasurer
                                            (Principal Financial and Accounting Officer)

                     *
-----------------------------------------                                                        October 20, 1999
     Elizabeth C. Cook                      Executive Vice President and Director

                     *
-----------------------------------------                                                        October 20, 1999
     John A. Shields                        Chairman of the Board

                     *
-----------------------------------------                                                        October 20, 1999
     David M. Chamberlain                   Vice Chairman of the Board

                     *
-----------------------------------------                                                        October 20, 1999
     David L. Ferguson                      Director

                     *
-----------------------------------------                                                        October 20, 1999
     James B. McElwee                       Director

                     *
-----------------------------------------                                                        October 20, 1999
     Brian K. Devine                        Director

                     *
-----------------------------------------                                                        October 20, 1999
     Morris J. Siegel                       Director

*By:   /s/  Mary Beth Lewis
       ----------------------------------
       Mary Beth Lewis, as Attorney in Fact